(Translation)

June 25, 2024

TOYOTA MOTOR CORPORATION

Koji Sato

Telephone Number: 0565-28-2121

Code Number: 7203

https://global.toyota/en/

Corporate governance at Toyota Motor Corporation (“TMC”) is as follows:

I.  TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information

1.	Basic Policy

TMC has positioned the sustainable growth and the stable long-term growth of corporate value as priority management issues.

Believing that in carrying this out, it is essential that it both builds positive relationships with all stakeholders, including shareholders and customers as well as business partners, local communities and employees, as well as continues to supply products that will satisfy its customers, TMC has been working to enhance corporate governance.

[Reason not to implement each principle of Corporate Governance Code]

TMC implemented all of the principles of its Corporate Governance Code.

[Disclosure based on each principle of Corporate Governance Code]

1.	Vision and Philosophy [Principle 3.1 (i)]

TMC, since its formation till today, has been following the “Toyoda Principles,” which captures the spirit of Sakichi Toyoda, the founder of the Toyota Group, and his insights into research, inventions and business management, as the foundation for its management. TMC has established the “Toyota Philosophy,” “Guiding Principles at Toyota” and other principles based on the “Toyoda Principles.”

Toyoda Principles (https://global.toyota/en/company/vision-and-philosophy/philosophy/)

Toyota Philosophy

In order to advance its transition to a mobility company, TMC has reflected on the path it has taken thus far and has formulated the “Toyota Philosophy” as a roadmap for the future.

TMC’s mission is “Producing Happiness for All” by expanding the possibilities of people, companies and communities through addressing the challenges of mobility as a mobility company. In order to do so, TMC will continue to create new and unique value with various partners by relentlessly committing towards monozukuri (manufacturing), and by fostering imagination for people and society. Please see the end of this report for details.

Guiding Principles at Toyota (https://global.toyota/en/company/vision-and-philosophy/guiding-principles/?padid=ag478_from_header_menu)

In addition to the above Vision and Philosophy, in January 2024, TMC announced its group vision, “Inventing our path forward, together,” that reflects the origin of TMC’s foundation and shows the future direction that the Toyota Group should take. TMC also set forth five attitudes to be embraced by Toyota employees. Under this vision, the Toyota Group should all embrace the spirit of invention within us, think of others, hone our skills, and continue to make the right things. In doing so, the Toyota Group will build a culture of mutual gratitude, and ensure we are needed in the future.

Toyota Group Vision (https://toyotatimes.jp/en/toyota_news/toyota_group_vision/)

2.	Business strategies and business plans [Principle 3.1 (i), Supplementary Principle 3.1.3]

Under the initiative of “making even better cars” that it has been engaged in since the 2008 global financial crisis, TMC is moving forward with product-centered management under the in-house company system to offer a common platform called TNGA (Toyota New Global Architecture) with enhanced driving basic performance and product appeal and to provide a full lineup of products with “good quality yet affordable prices” globally at the right place at the right time, as well as under the region-based system to offer products and services that are sympathetic towards customers in each country and region. Furthermore, having grasped the business situation based on its key businesses (vehicles, financial, others) and business regions (Japan, North America, Europe, Asia, others), TMC has established a medium-term management plan for each region, taking into consideration the prospect of markets and exchange rates, its production and supply system on a global basis and other factors.

In order to address climate change and take on challenge globally to realize carbon neutrality by 2050, TMC will respond deftly to changes in customer demand trends by providing a diverse set of product options, taking into consideration region-specific electric power conditions. Due to a once-in-a-century transformation brought about by the CASE* revolution, cars of the future will be connected to communities and people’s lives through information, becoming part of our social systems. Amid this changing landscape, TMC is striving to completely redesign ourselves as a mobility company and ambitiously working to create an “ever-better mobility society” in which people can live happily, with smiles on their faces.

*	CASE is an acronym for Connected, Autonomous/Automated, Shared, and Electric.

TMC has disclosed in the “Integrated Report” its long-term strategy for enhancing its corporate value and the ways that it is contributing to the sustainable development of society in order to communicate them to stakeholders. In addition, as for TMC’s initiatives related to sustainability, it has developed the Sustainability Fundamental Policy and various other individual policies, and is striving to implement them to contribute to the sustainable development of society through corporate activities, which has been TMC’s objective since its founding. TMC has disclosed information such as its policies and the status of initiatives in the “Sustainability Data Book.”

For information about TMC’s initiatives regarding investment in human capital, etc., please read this report, the Integrated Report, the Sustainability Data Book, the Japanese annual securities report and the 20-F.

For information about TMC’s initiatives regarding investment in intellectual property, please read the Integrated Report, the Sustainability Data Book and the 20-F.

TMC has disclosed its initiatives regarding climate-change related risks and opportunities based on the Task Force on Climate-related Financial Disclosures (TCFD) framework recommendations in the Integrated Report, the Sustainability Data Book, the Japanese annual securities report and the 20-F.

In order to convey top management’s aspirations and the company’s direction to all stakeholders of TMC, TMC communicates what TMC is really like through “Toyota Times.”

“Integrated Report” (https://global.toyota/en/ir/library/annual/)

“Sustainability Data Book” (https://global.toyota/en/sustainability/report/sdb/)

“Japanese annual securities report” (https://global.toyota/jp/ir/library/securities-report/)

“20-F” (https://global.toyota/en/ir/library/sec/)

“Toyota Times” (https://toyotatimes.jp/en/)

3.	Basic views and guidelines on corporate governance [Principle 3.1 (ii)]

Please see 1. “Basic Policy” of this report under the section entitled “I. TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information.”

4.	Roles and duties of the Board of Directors and senior management

The scope of delegation to the management [Supplementary Principle 4.1.1]

By specifying matters to be resolved at its Board of Directors and matters to be reported to its Board of Directors in the Regulations of the Board of Directors, TMC delegates management to executive officers and carries out “acceleration of decision-making” and “appropriate supervision.”

To provide a full lineup of products with “good quality yet affordable prices” globally at the right place at the right time, and offer products and services that are sympathetic towards customers in each country and region, through the initiative of “making even better cars” that we have been engaged in since the 2008 global financial crisis, following the introduction of “region-based management” in 2011, the “business unit system” in 2013, and the “in-house company system” in 2016, in April 2017, TMC further clarified that Members of the Board of Directors are responsible for decision-making and management oversight and that operating officers are responsible for operational execution for purposes of further accelerating decision-making and operational execution.

Furthermore, in 2018, TMC brought forward the timing of executive changes from April, when it used to take place, to January, in order to further accelerate management oversight that is fully coordinated with the workplace. In addition, TMC transformed the company structure into one that enables decision-making that is both close to the needs of customers and close to where the action takes place, by taking measures such as reviewing the corporate strategy function and restructuring the Japan Sales Business Group into a group based by regions rather than sales channels.

In 2019, to further advance its “acceleration of management” and the development of a diverse and talented workforce, TMC made executive and organizational changes as follows.

•	Executives are composed of only senior managing officers and people of higher rank.

•

A new classification called “senior professional/senior management” (kanbushoku) grouped and replaced the following titles or ranks: managing officers, executive general managers, (sub-executive managerial level) senior grade 1 and senior grade 2 managers, and grand masters

From the perspective of appointing the right people to the right positions, senior professionals/senior management were positioned in a wide range of posts, from those of chief officer, deputy chief officer, plant general manager, senior general manager to group manager, regardless of age or length of employment, to deal with management issues as they arise and to strengthen their development as part of a diverse and talented workforce through genchi genbutsu (on-site learning and problem-solving).

In April 2020, TMC consolidated the post of executive vice president and the post of operating officer into the post of operating officer and in July 2020, clarified the responsibilities of operating officers. TMC redefined the role of operating officer to be members who, together with the president, have cross-functional oversight of the entire company. Furthermore, in-house company presidents, regional CEOs and chief officers, as on-site leaders of business implementation elements, were given authority while being consolidated into the rank of senior professionals/senior management. The roles of operating officers and senior professionals/senior management were determined where and as needed, and persons appointed as operating officers and senior professionals/senior management changed in accordance with the challenges faced and the path that should be taken, as the company exercises greater flexibility than ever in appointing the right people to the right positions.

However, because of the rapidly changing business environment, TMC now recognizes that there is an increasing need for such executives to fulfill management roles (related to people, goods, and money) together with the President. Therefore, in April 2022, TMC reorganized the roles of operating officers and reestablished the position of “executive vice president,” defining it as an operating officer who is focused on the business from a management perspective. In April 2023, the role of operating officers was revised to a management team that implements “product-centered (manufacturing ever-better cars) and region-centered (best-in-town) management” under the theme of “inheritance and evolution,” and the executive vice presidents were selected upon their extensive knowledge and experience from the two pillars of products and regions.

TMC, based on its basic policy of appointing the right people to the right positions, has been swiftly and continuously innovating its Board of Directors and senior management. TMC will further press forward with the tide of such innovations, aiming for a corporate structure capable of carrying out management from a viewpoint that is optimal for a global company.

Views on the balance, diversity and size of the Board of Directors [Supplementary Principle 4.11.1]

The Members of the Board of Directors are selected based on comprehensive consideration of their responsibilities to ensure TMC’s sustainable growth and to enhance its corporate value over the medium- to long-term. TMC believes that it is critical to appoint individuals who are capable of contributing to decision-making aimed at sustainable growth into the future by practicing “product-centered and region-centered management” based on the “Toyota Philosophy.” Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to electrification, intelligence, and diversification and external partnerships based on trust and friendship and internal two-way interactive teamwork, while working towards solutions for social challenges such as the climate change issue.

In addition, TMC expects the Outside Members of the Board of Directors to utilize their extensive and rich experience and knowledge in TMC’s management from an independent standpoint.

To ensure our Outside Members of the Board of Directors participate in decision-making from an independent standpoint and to reflect the opinions of more diverse stakeholders in management, TMC has disclosed the “Roles of and Expectations for Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members” and the “Independence Assessment Criteria.”

The Board of Directors shall consist of persons with a balance of abilities and consideration given to diversity in order to make important business decisions and supervise management appropriately, and the knowledge, experience, and abilities, etc. of the Members of the Board of Directors are listed in our skills matrix.

5.	System to appropriately perform roles and duties of the Board of Directors and senior management

Policy and procedures for determining remuneration for top-level executives and Members of the Board of Directors [Principle 3.1 (iii), Supplementary Principle 4.10.1]

TMC believes that it is critical to appoint individuals who are capable of contributing to decision-making aimed at sustainable growth into the future by practicing “product-centered and region-centered management” based on the “Toyota Philosophy.” Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to electrification, intelligence, and diversification and external partnerships based on trust and friendship and internal two-way interactive teamwork, while working towards solutions for social challenges such as the climate change issue. TMC’s director compensation system is an important means through which to promote various initiatives and is determined based on the following policy.

•	It should be a system that encourages Members of the Board of Directors to work to improve the medium- to long-term corporate value of TMC

•	It should be a system that can maintain compensation levels that will allow TMC to secure and retain talented personnel

•	It should be a system that motivates Members of the Board of Directors to promote management from the same viewpoint as our shareholders with a stronger sense of responsibility as corporate managers

Remuneration and other payments to the Board of Directors is paid within the total amount of remuneration as resolved at the shareholders’ meeting. The Board of Directors decides by resolution the policy for determining remuneration for and other payments to each member of the Board of Directors. Remuneration for Members of the Board of Directors is effectively linked to corporate performance while reflecting individual job responsibilities and performance. Remuneration for Outside Members of the Board of Directors and Audit & Supervisory Board Members consists only of fixed payments. As a result, this remuneration is not readily impacted by business performance, helping to ensure independence from management.

The amounts of remuneration for the Company’s Members of the Board of Directors and the remuneration system are decided by the Board of Directors and the “Executive Compensation Meeting,” a majority of the members of which are Outside Members of the Board of Directors, to ensure the independence of the decisions. The Executive Compensation Meeting consists of Shigeru Hayakawa, Member and Vice Chairman of the Board of Directors (Chairman of the Executive Compensation Meeting), Yoichi Miyazaki, Member of the Board of Directors, and Ikuro Sugawara, Sir Philip Craven, Masahiko Oshima and Emi Osono, each an Outside Member of the Board of Directors.

The Board of Directors resolves the policy for determining remuneration for and other payments to each member of the Board of Directors and the executive remuneration system as well as the total amount of remuneration for a given fiscal year. The Board of Directors also resolves to delegate the determination of the amount of remuneration for each Member of the Board of Directors to the Executive Compensation Meeting. The Executive Compensation Meeting reviews the remuneration system for Members of the Board of Directors and senior management on which it will consult with the Board of Directors and determines the amount of remuneration for each Member of the Board of Directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance, in accordance with the policy for determining remuneration for and other payments to each member of the Board of Directors established by the Board of Directors. The Board of Directors considers that such decisions made by the Executive Compensation Meeting are in line with the policy on determining remuneration and other payments for each member of the Board of Directors.

Remuneration for Audit & Supervisory Board Members is determined by the Audit & Supervisory Board within the scope determined by resolution of the shareholders’ meeting.

Policy and procedures for appointing/dismissing top-level executives and nominating candidates for Members of the Board of Directors and Audit & Supervisory Board Members [Principle 3.1 (iv), Supplementary Principle 4.10.1]

TMC comprehensively considers the system regarding Members of the Board of Directors in order to fulfil the responsibility to work towards sustainable growth and to enhance the corporate value of TMC over the medium- to long-term. TMC believes that it is critical to appoint individuals who are capable of contributing to decision-making aimed at sustainable growth into the future by practicing “product-centered and region-centered management” based on the “Toyota Philosophy.” Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to electrification, intelligence, and diversification and external partnerships based on trust and friendship and internal two-way interactive teamwork, while working towards solutions for social challenges such as the climate change issue.

In addition, TMC expects the Outside Members of the Board of Directors to utilize their extensive and rich experience and knowledge in TMC’s management from an independent standpoint.

The Board of Directors shall consist of persons with a balance of abilities and consideration given to diversity in order to make important business decisions and supervise management appropriately, and the knowledge, experience, and abilities, etc. of the Members of the Board of Directors are listed in our skills matrix.

With the aim of ensuring independence, members of TMC’s “Executive Appointment Meeting,” of which a majority of the members are Outside Members of the Board of Directors, discuss recommendations to the Board of Directors concerning appointment/dismissal of Members of the Board of Directors. The Executive Appointment Meeting consists of Shigeru Hayakawa, Member and Vice Chairman of the Board of Directors (Chairman of the Executive Appointment Meeting), Yoichi Miyazaki, Member of the Board of Directors, and Ikuro Sugawara, Sir Philip Craven, Masahiko Oshima and Emi Osono, each an Outside Member of the Board of Directors.

With respect to Audit & Supervisory Board Members, TMC believes that it is necessary to have individuals who have broad experiences and insight in their respective fields of expertise and can advise management from a fair and neutral perspective, as well as audit the execution of business. Members of TMC’s “Executive Appointment Meeting” discuss recommendations concerning appointment/dismissal of Audit & Supervisory Board Members to the Audit & Supervisory Board.

To ensure our Outside Members of the Board of Directors and Audit & Supervisory Board Member participate in decision-making from an independent standpoint and to reflect the opinions of more diverse stakeholders in management, TMC has disclosed the “Roles of and Expectations for Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members” and the “Independence Assessment Criteria.”

If there is any event where a Member of the Board of Directors or Audit & Supervisory Board Member is unable to fulfill his or her duties, the Executive Appointment Meeting considers whether he or she should be dismissed.

Explanations with respect to individual appointments/dismissals and nominations [Principle 3.1 (v)]

The Notice of Convocation of General Shareholders’ Meeting contains the individual profiles and professional histories of candidates nominated or elected for Members of the Board of Directors or Audit & Supervisory Board Member positions as well as the reasons for the elections of such individuals.

Effective use of Independent Outside Members of the Board of Directors [Principle 4.8], Criteria for assessing the independence of Independent Outside Members of the Board of Directors and their quality [Principle 4.9]

Out of the ten Members of the Board of Directors, four Outside Members of the Board of Directors are registered with the Tokyo Stock Exchange as Independent Members in accordance with the requirements for outside directors set forth in the Companies Act and the “Roles of and Expectations for Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members” and the “Independence Assessment Criteria”, which we formulated in accordance with the independence standards set forth by financial instruments exchanges.

TMC has set forth the “Roles of and Expectations for Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members” and the “Independence Assessment Criteria” to ensure our Outside Members of the Board of Directors participate in decision-making from an independent standpoint and to reflect the opinions of more diverse stakeholders in management.

Concurrent positions of Members of the Board of Directors and Audit & Supervisory Board Members [Supplementary Principle 4.11.2]

Concurrent service of each of the Members of the Board of Directors and Audit & Supervisory Board Members as officers of listed companies is noted each year in the Notice of Convocation of General Shareholders’ Meeting.

Policy on training for Members of the Board of Directors and Audit & Supervisory Board Members [Supplementary Principle 4.14.2]

TMC provides Members of the Board of Directors and Audit & Supervisory Board Members with opportunities to participate in practical activities going beyond theoretical learning, such as factory inspections, in order to improve their understanding and practice of the core ideals of “the manufacturing of ever-better cars” and problem solving based on the actual situation on-site (Genchi Genbutsu), and from the perspective of necessity for developing human resources to contribute to decision-making aimed at sustainable growth into the future.

Further to the above, TMC provides Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members with opportunities to participate in on-site inspections, including visits to subsidiaries, in order to deepen their understanding of TMC’s principles and initiatives. TMC ensures that Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members will provide appropriate advice regarding each business challenge by explaining agenda items directly to them prior to a meeting of the Board of Directors. TMC also ensures that Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members have a deeper understanding of business strategies and other corporate matters by having them discuss with Members of the Board of Directors on the operational execution side through meetings, such as those of regular meetings with outside executives.

Analysis and evaluation of the effectiveness of the Board of Directors [Supplementary Principle 4.11.3]

In order to improve the effectiveness of the Board of Directors, TMC has conducted an analysis and evaluation of the Board of Directors as below.

(1)	Analysis and evaluation

TMC conducted a survey about the composition, operation and efficacy of the supervisory function of the Board of Directors. Once views and proposals regarding the background and causes of the identified issues, as well as the improvement trajectory for such issues, were compiled and reported to the Board of Directors, they were discussed at the Board of Directors’ Meeting.

•	Method of evaluation: Self-evaluation through surveys

•	Subject of evaluation: Members of the Board of Directors and Audit & Supervisory Board Members

•	Implementation period: March to April 2024

•

Matters to be evaluated: Matters including (1) composition and operation of the Board of Directors; (2) management strategy and business strategy; (3) corporate ethics and risk management; and (4) communication with stakeholders such as shareholders

(2)	Summary of the findings

In fiscal 2024, a new management structure was established with the addition of a number of new Outside Members of the Board of Directors and the Audit & Supervisory Board. To invigorate discussions at Board of Directors meetings, TMC has been “offering more opportunities for communication between operating members and Outside Members of the Board of Directors and the Audit & Supervisory Board,” “providing Outside Members of the Board of Directors and the Audit & Supervisory Board with on-site tours and information,” and “enhancing advance explanations of the Board of Directors meeting proposals.”

Against this backdrop, TMC evaluated “advance explanations” and “provision of information to Outside Members of the Board of Directors and the Audit & Supervisory Board” as issues that “improved.” However, “time allocation,” “consideration of business strategies,” and “management with an awareness of sustainability,” which were identified as issues in the previous year, were identified as issues this year again.

(3)	Specific efforts for improvement

The certification issues at TMC’s subsidiaries and the Toyota Group were discussed at the Board of Directors meetings and also at regular meetings attended by Outside Members of the Board of Directors and the Audit & Supervisory Board and operating members, where information was shared in a timely manner, to take appropriate action. For fiscal 2024, these meetings were held more than 20 times.

In addition, Outside Members of the Board of Directors and the Audit & Supervisory Board and operating members intensively discussed governance measures for TMC, its subsidiaries, and the Toyota Group, and summarized them into a corporate culture, mechanisms, and systems. The details were reported and discussed at a meeting of the Board of Directors. The Board of Directors also resolved to revise the “Basic Policies on Internal Controls” based on the requirements of the Companies Act and the Corporate Governance Code, in addition to the perspective of creating a corporate culture, mechanisms, and systems.

In order to enhance discussions at the Board of Directors meetings, TMC will utilize, and clarify the roles of, meeting bodies around the Board of Directors as needed.

As specific initiatives, TMC has clarified that: to practice “product-centered Management,” the existing “Product and Design Decision Meeting” will share information with the Board of Directors, and that “discussions on governance, risk and compliance” will be brought and reported from the newly established Governance Risk Compliance Meeting to the Board of Directors. These are reflected in the corporate governance structure chart.

[Major agenda items discussed at the Board of Directors meetings (fiscal 2024)]

Management strategy: Battery strategy and engine business in each region, etc.

Financial results and finance: Financial results, dividends/treasury shares, loans to subsidiaries, and follow-up on strategically held-shares, etc.

Governance and internal control: Status of development and execution of internal control and its disclosure, evaluation of effectiveness of the Board of Directors, and internal audit policy, etc.

Risk management: Certification issues at Daihatsu, etc.

Sustainability: Sustainability Data Book, etc.

Others: Change of officers and those at managerial positions, remuneration for officers, disclosure of information (Integrated Report, etc.), monthly shipments and sales results, etc.

6.	Dialogue with shareholders [Principle 5.1]

(1)	Basic concepts

TMC believes that, in order to achieve sustainable growth and improvement of its medium- and long-term corporate value it is of crucial importance to have the understanding and support of shareholders and investors. It engages in constructive dialogue to furnish shareholders and investors with accurate information on a fair basis in order to build long-term relationships of trust.

(2)	IR organization

Under the supervision of the accounting group chief officer, the Accounting Group and the Public Affairs Division are in charge of investor relations and IR staff members are stationed full-time in New York, U.S.A. and London, U.K.

(3)	Method of dialogue

TMC holds briefings on management strategy, business and products as appropriate, including (quarterly) results briefings for the press, analysts and institutional investors. With respect to dialogue with shareholders and institutional investors, representatives of TMC, including among others, senior management, Members of the Board of Directors, including Outside Members of the Board of Directors, Audit & Supervisory Board Members and IR staff members hold meetings with shareholders and institutional investors, as appropriate, depending on the nature of the request and the main interests in having such a meeting. In addition, it has a dedicated page for individual investors on its website that contains easy-to-understand information about results, business and management policy, as well as explains its efforts directly through means such as participation in briefing sessions organized by stock exchanges.

In fiscal 2024, TMC held a New Management Policy & Direction Announcement presentation, the Toyota Technical Workshop, a technical briefing by the Chief Technology Officer, and a Monozukuri (Manufacturing) Workshop, an informational session by the Chief Production Officer. In addition to four financial results briefings and eleven small meetings, we held more than 900 dialogues with individual shareholders and institutional investors. We also participated in more than 40 conferences organized by securities companies. The dialogues between individual shareholders and institutional investors and the Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, Chief Human Resources Officer, Chief Sustainability Officer, Outside Members of the Board of Directors, Outside Members of the Audit & Supervisory Board, and/or other senior management members focused on themes such as revenue structure, capital strategy, electrification strategy, software strategy, governance, and diversity. Overseas roadshows and SR interviews with the senior management were held as well.

Since April 2024, we have held a briefing session with the theme reviewing fiscal 2024 operations by the Chief Executive Officer and the Chief Risk Officer, a “governance briefing session” by Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members, and a financial results press briefing by the Chief Executive Officer and the Chief Financial Officer.

(4)	Feedback to the organization

Feedback regarding the content of dialogues with shareholders and investors is provided as necessary to the Board of Directors and executives’ meetings.

(5)	Insider information and quiet periods

No insider information (material nonpublic information) is communicated to shareholders or investors in dialogues. TMC also has a “quiet period” from the day after the close of the quarter until the day on which results are announced during which it refrains from dialogues regarding results.

7.	Securing of shareholders’ rights and equality

Strategically-held shares [Principle 1.4]

(1)	Criteria for and view on classification of investment shares

TMC only holds investment shares for purposes other than pure investment (strategically-held shares). TMC does not hold any investment shares the purpose of which is solely to profit from changes in the value of shares or dividends on shares.

(2)	Investment shares for purposes other than pure investment (strategically-held shares)

Shareholding policy, method of verifying the rationality of shareholding, and the description of assessment of the propriety of holding of individual shares at the Board of Directors, etc.

1)	Policies on strategic shareholdings

It is our policy that TMC does not hold strategically-held shares except for in the cases where such holdings are deemed to be meaningful. The case where such holdings are deemed to be meaningful refers to the case where it is determined that, in the business of manufacturing of automobiles, in which it is essential to keep a variety of cooperative relationships throughout the entire process of development, procurement, production, distribution and sales, such holdings contribute to the improvement of corporate value from the medium- to long-term perspective, based on a comprehensive consideration of business strategy, the establishment, maintenance and strengthening of relationships with business partners, and contribution to and cooperation in the development of society.

2)	Assessment of the propriety of TMC’s strategic shareholdings

When necessary, TMC engages in constructive dialogue with the issuers of shares to encourage them to improve corporate value and achieve sustainable growth. These dialogues provide opportunities to share and address business challenges. TMC reviews whether its individual shareholdings are meaningful in light of the changes in business environment, specifically examines whether the benefits and risks from such holdings are commensurate with the cost of capital, etc., and assesses the propriety of TMC’s strategic shareholdings at the Board of Directors every year.

If TMC determines a shareholding is no longer meaningful or the meaning of a shareholding has been diluted due to changes in business environment or other reasons, TMC will proceed with the sale of such shares once it obtains consent from the issuer through a dialogue with the issuer.

Consequently, the number of companies whose shares TMC strategically holds has reduced to 124 (including 40 listed companies) as of March 31, 2024 from 200 (including 80 listed companies) as of March 31, 2015.

3)	Standards on the exercise of voting rights with respect to strategically-held shares

In principle, TMC exercises its voting rights for all items on the agenda.

TMC does not exercise voting rights as a mechanical yes or no decision based on formalized, short-term standards. Rather, decisions are based on a fulsome examination of the business policies and strategies of the issuer and are made for each item on the agenda from the perspective of whether corporate value and shareholder profit will be improved over the medium- and long-term.

TMC also engages in dialogue with the issuer before determining whether or not it will support an item on the agenda that may have significant impact on shareholder profit (increase in authorized capital, anti-takeover measures, realignment of businesses etc.).

For the “Business-strategy Reasons for Holding, and Shareholding Status of, Strategically-held Shares and the Breakdown by Issue,” please see the end of this report.

8.	Transactions with related parties [Principle 1.7]

TMC complies with the procedures set forth in the Companies Act regarding conflict-of-interest transactions with officers, and all transactions with non-director executive officers require reporting to and approval of the Board of Directors.

With regard to procurement, production, distribution, and sales transactions, Toyota Code of Conduct requires compliance with all relevant laws and ordinances, transactions based on mutual trust and mutual benefit for TMC and the counterparty, and open, fair and free competition. These principles apply to transactions even if the counterparty is a major shareholder.

All relevant business units formulate their own guidelines and other procedural documents based on this policy, and take care to ensure that transactions with related parties do not harm the interests of the company or the common interests of all shareholders.

9.	Roles of corporate pension funds as asset owners [Principle 2.6]

Because the management of corporate pension funds may impact stable asset formation for employees, etc., and our own financial standing, TMC has provided support to establish a system to realize proper operation of the corporate pension funds from perspectives of human resources and operational practices, including an assignment of persons having expertise and knowledge with respect to asset management and other matters required for corporate pension funds as well as establishment of the management advisory committee, in order to increase the investment management expertise of corporate pension funds, thus making sure that corporate pension funds perform their roles as asset owners.

In addition, TMC ensures that conflicts of interest which could arise between pension fund beneficiaries and companies are appropriately managed, and gives consideration not to harm the benefits of beneficiaries, by leaving decisions entirely to management companies in the case where TMC exercises its voting rights of shares of the companies which TMC invests in, and other cases.

10.	Ensuring diversity, including active participation of women [Principle 2.4.1]

TMC promotes a workplace environment where all of its members can play an active role, regardless of differences such as gender, age or nationality, disability, sexual orientation, gender identity, etc. to help enhance its competitiveness through new ideas brought and issues recognized from diverse perspectives. TMC’s human capital initiatives are detailed in this report, the Integrated Report, the Sustainability Data Book and the Japanese annual securities report.

(1)	Women

Stronger hiring efforts are being made to achieve employment and manager position ratios for women in office and technical positions that are equivalent to the ratio in the relevant labor market over the medium- and-long term (office: 40%, technical: 10%). The ratio of female skilled workers hired is also steadily rising due to the enhanced efforts to hire such employees. New graduate hiring results in the fiscal year ended March 31, 2024 were 35% for office positions, 11% for technical positions and 27% for skilled positions. Since TMC began full-scale hiring of women for office and technical positions, it has focused on various actions aimed at enhancing and strengthening support for working mothers. As an action plan under the Act on Promotion of Women’s Participation and Advancement in the Workplace, TMC is currently promoting initiatives with the following targets: (i) To increase the number of females in managerial positions in 2014 fourfold by 2025 and fivefold by 2030; and (ii) To increase users of the teleworking system to more than 50 of all employees (except for production workers and managers) by 2025, irrespective of whether teleworking for childcare or nursing purposes.

Since 2016, TMC has been focusing on such initiatives as “work style reform (expanding the number of employees eligible for teleworking),” “improving the childcare environment (increasing the number of in-house childcare facilities and expanding childcare services such as shuttle bus for pick-up/drop-off at childcare facilities, child care for sick children and daycare services,” and “raising awareness in the workplace and among supervisors (management training).” In recent years, TMC has introduced a mentor program to support career development, held roundtable discussions with internal and external role models, promoted male employees’ participation in childcare (by, for instance, including such topic in career interviews and identifying concerns and difficulties felt by the superiors and subordinates of male employees who provide childcare), and enhanced the reduced working hours system for employees with children (up to the age of 18) to create an environment in which each employee can pursue a diverse life and career path envisioned by them.

(2)	Foreign nationals

TMC hires, trains and promotes employees regardless of nationality and does not set targets for management positions with respect to foreign nationals. TMC develops human resources by accepting members of its overseas entities at TMC so that they can acquire skills, knowledge, and awareness of monozukuri (manufacturing) and when they return to their country, take the lead in various field activities and reforms in their local entity. In addition, TMC is working to create an environment that takes religion, lifestyle, and other factors into consideration when accepting members of the overseas entities.

(3)	Mid-career hires

The current mid-career hires account for approximately 50% of the total number of employees hired each year, and TMC plans to continue its effort to hire mid-careers at a similar rate in the future. TMC trains and promotes employees regardless of how they joined the company. As a result, we see no significant difference in the promotion rate to managerial positions between career hires and new graduates.

(4)	Persons with Disabilities

TMC offers a variety of support to enable people with disabilities to work energetically, utilizing their abilities to the full. For example, TMC has assigned a job consultant to each office, created a consultation hotline, and introduced a special holiday system that can be used by employees when going to the hospital or other clinics. In terms of facilities, TMC creates workplaces with improved accessibility as needed, such as through, providing handicapped parking spaces and universally accessible toilets. TMC distributes guidebooks to those workplaces hiring employees with disabilities in order to help other employees better understand disabilities and gain the knowledge necessary to provide support if needed. In addition, to cultivate a workplace-wide ethos, TMC has implemented “Emotional Barrier-free Training” which targets all employees to promote the understanding of and show empathy towards people with disabilities. As of June 2023, the number of persons with disabilities employed was 1,440 accounting for approximately 2.5% of the entire workforce (including special-purpose subsidiaries), which is above the legal requirement of 2.3% as of June 2023.

(5)	LGBTQ+

TMC has launched initiatives with the aim of creating workplaces with an appropriate understanding and acceptance of LGBTQ+ individuals. At TMC, prohibition on discrimination or harassment of LGBTQ+ individuals has been incorporated into the employee behavioral guidelines, and TMC no longer requires new graduates to fill in their sex on their job application sheets. In addition to that, TMC has also established an internal harassment consultation hotline, and has systems in place for same-sex marriages and common-law marriages that are equivalent to those of legal marriages with respect to such matters as holidays and other employee benefits. In terms of corporate culture, TMC provides information to ALLYs (persons who align with and support LGBTQ+) and provides “mental barrier-free training” to all employees on a regular basis to promote understanding of LGBTQ+.

[Action to implement management that is conscious of cost of capital and stock price]

To meet the expectations of its stakeholders, TMC strives to achieve sustainable growth over the medium- to long-term and to improve capital efficiency while maintaining sufficient financial security to ensure a return on capital that exceeds the cost of capital on a consistent and stable basis. Details of these initiatives are disclosed in our Integrated Report and financial results press briefing materials.

Toyota will continue the dialogue with its stakeholders and monitoring of our cost of capital and return on capital to sustainably enhance our corporate value.

Integrated Report 2023 - “Value Creation Story” on P23-60 and “Business Foundations for Value Creation / Message from the CFO” on P74-76 (https://global.toyota/pages/global_toyota/ir/library/annual/2023_001_integrated_en.pdf)

FY2024 2Q Financial Results Press Briefing, Presentation for cycle of growth together with our stakeholders (https://global.toyota/pages/global_toyota/ir/financial-results/2024_2q_presentation2_en.pdf)

FY2024 Financial Results Press Briefing, Presentation Material, “Transition of ROE” on P27 (https://global.toyota/pages/global_toyota/ir/financial-results/2024_4q_presentation_en.pdf)

FY2024 Financial Results Press Briefing (President’s Speech)

(https://global.toyota/pages/global_toyota/ir/financial-results/2024_4q_presentation2_2_en.pdf)

[Status of holding dialogue with shareholders and other related matters]

For the status of holding dialogue with shareholders and institutional investors and other related matters, please see “6. Dialogue with shareholders [Principle 5-1]” above, “III. Implementation of measures for shareholders and other stakeholders / 2. IR activities” in this report, and the Integrated Report.

Integrated Report (https://global.toyota/en/ir/library/annual/?padid=ag478_from_header_menu)

2.	Capital Structure

Percentage of Shares Held by Foreign Investors	Greater than or equal to 20%, less than 30%

[Description of Major Shareholders]

Name of Shareholders	Number of Shares Held (Shares)	Ownership Interest (%)
The Master Trust Bank of Japan, Ltd.	1,808,404,340	13.42
Toyota Industries Corporation	1,192,330,920	8.85
Custody Bank of Japan, Ltd.	836,489,060	6.21
Nippon Life Insurance Company	633,230,065	4.70
JPMorgan Chase Bank, N.A. (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	585,584,664	4.35
DENSO CORPORATION	449,576,225	3.34
State Street Bank and Trust Company (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	378,847,166	2.81
The Bank of New York Mellon as Depository Bank for Depository Receipt Holders (standing proxy: Sumitomo Mitsui Banking Corporation)	321,674,315	2.39
Mitsui Sumitomo Insurance Company, Limited	284,071,835	2.11
Tokio Marine & Nichido Fire Insurance Co., Ltd.	255,323,645	1.89

Existence of Controlling Shareholders (excluding parent company)	—
Existence of Parent Company	None

Supplementary Information

The information set forth in this Description of Major Shareholders section is dated as of March 31, 2024. In addition to the above, TMC owns 2,840,815 thousand of its own shares as treasury stock.

The Bank of New York Mellon as Depository Bank for Depository Receipt Holders is a registered stockholder of the Bank of New York Mellon which is a depository for American Depositary Receipts.

3.	Business Attributes

Stock exchange and market segment	Tokyo: Prime, Nagoya: Premier
Fiscal year end	End of March
Line of business	Transportation equipment
Number of employees at the end of the previous fiscal year (consolidated)	Greater than 1000 persons
Sales during the previous fiscal year (consolidated)	Greater than JPY 1 trillion
Number of consolidated subsidiaries at the end of the previous fiscal year	Greater than 300 companies

4.	Guidelines for measures to protect minority shareholders in the event of transactions with controlling shareholders

–

5.	Other particular conditions that may materially affect corporate governance

[Certification issues]

The Toyota Group and its subsidiaries, including Hino Motors, Ltd. (“Hino”) in March 2022 and Daihatsu Motor Co., Ltd. (“Daihatsu”) in April 2023, have been found to be involved in a series of irregularities. We are also facing various issues caused by the lack of reserve capacity. Confronting these issues head-on and striving to strengthen our work foundation is paramount in achieving long-term business stability.

To ensure that work is done correctly, we believe that—like quality control in manufacturing—the two concepts of “incidence prevention” and “spillover prevention” are important. Incidence prevention is an initiative to create a corporate culture in which everyone works correctly based on values and rules, with doing it the Toyota way serving as our foundation. This is an initiative to change people’s attitudes over time, and we believe it is important for top management to repeatedly demonstrate the vision and values, and to continue communicating them to the genba (frontlines) through their own actions. For spillover prevention, we will review our certification organization to enhance checks and balances on the development function and create a system and structure, such as Toyota Production System (TPS) self-study activities of the certification process, to stop action immediately in the event of any unforeseen events. We will pursue effective governance in the Toyota way through comprehensive measures in terms of corporate culture, mechanisms, and systems. For details on the governance measures of TMC, the Toyota Group and TMC’s consolidated subsidiaries, please see “Building work 10 years from now” at the end of this report.

TMC investigated certain of its model certification applications as per instructions from the Ministry of Land, Infrastructure, Transport and Tourism (“MLIT”) on January 26, 2024. Although the investigation is still in progress, since 2014, seven models, including some that have already been discontinued, were tested as part of such applications using methods that differed from government standards, and we reported this to MLIT on May 31, 2024. The model certification applications in question involve three models currently in production (Corolla Fielder / Axio and Yaris Cross) and four discontinued models (Crown, Isis, Sienta, and RX).

We take it seriously that the problem was discovered at Toyota following the recent discovery of certification issues at Hino, Daihatsu and others. We will continue the investigation and take appropriate action, including conducting testing in the presence of third parties, under the guidance of MLIT.

[Group management]

The automobile business is a business in which a company’s collective strengths, ranging from materials to new technologies, are tested. To succeed in competition at a global level and maintain sustainable growth, it is essential for TMC to have steady partners in activities such as development, procurement, production, distribution and sales. Moreover, TMC must further collaborate with its group companies towards accelerating CASE technologies and achieving carbon neutrality, which are both focus areas of TMC. With the basic stance of friendship and partnership, which is to establish long-lasting collaborative relationships as a partner that shares values and pursues the development of society, TMC endeavors to improve the corporate value of its corporate group from a medium- to long-term perspective.

(Listed subsidiaries)

While TMC and its listed subsidiaries share visions and business strategies, the listed subsidiaries manage their businesses so as to improve their own corporate value based on their own independent business judgment in the common interest of their shareholders. The listed subsidiaries ensure independence of their boards of directors so that there are no conflicts of interest with general shareholders by having independent directors oversee executive officers.

TMC lays out its guiding principles and code of conduct and shares Vision and Philosophy with its subsidiaries, including listed subsidiaries. At the same time, TMC exchanges people and information with those subsidiaries. Any material management matters of the subsidiaries must be approved in advance by or reported to TMC in accordance with rules agreed upon by TMC and each subsidiary. Through these measures, TMC ensures the effectiveness of the governance system of its corporate group.

TMC has Hino Motors, Ltd. (“Hino Motors”) (listed on the Prime Market of the Tokyo Stock Exchange and the Premier Market of the Nagoya Stock Exchange) as a listed subsidiary. By combining the capabilities of the commercial vehicle business of Hino Motors and the CASE technologies of TMC, TMC will accelerate the spread and social implementation of CASE and aim to contribute to the achievement of a carbon neutral society and to address challenges that the transportation industry faces. At the same time, in its operating businesses, Hino Motors works to enhance its corporate value in a balanced and disciplined manner while considering the interest of TMC as well as general shareholders. Four out of seven directors of Hino Motors are independent outside directors. For important transactions with TMC, the Board of Directors of Hino Motors determines the appropriateness of the transactions after consulting with and receiving reports in advance from a special committee consisting solely of independent outside directors, which was established in the fiscal year ending March 31, 2023, in an effort to ensure independence so there are no conflicts of interest with general shareholders.

(Listed affiliated companies)

TMC has a diverse range of listed affiliated companies, including the Toyota Group, and operates globally. TMC and its group companies that are listed affiliated companies are engaged in various industries, including software and energy, as well as automotive manufacturing. Among them, major companies such as DENSO CORPORATION and AISIN CORPORATION have their own expertise and market positions, which enhance synergies with TMC and its group companies.

In January 2024, TMC announced the “Toyota Group Vision,” primarily to reaffirm the founding origins with the Toyota Group and to present the major direction the Toyota Group should aim for. By deepening collaboration with the companies that share this vision, TMC will work to transform ourselves into a mobility company and enhance the corporate value of the entire group, including subsidiaries and affiliated companies. In these efforts, the top management of Toyota Group companies work closely with each other and at all levels to share the major directions and promote mutual understanding.

TMC maintains a highly transparent governance structure in its relationship with listed affiliated companies. Specifically, TMC respects the uniqueness of each company and gives due consideration to the interests of general shareholders in its business collaborations and exchanges of opinions.

We will continue to strive to build a better management structure together with our group companies that share the same vision. TMC will continue to consider and review its relationships with each of the group companies that are listed affiliated companies based on factors such as business portfolio, shareholding ratios, and personnel exchanges, including members of the Board of Directors and the Audit & Supervisory Board.

II.  Corporate Governance System of Management Business Organization, Etc. for Management Decision-making, Execution of Duties and Management Audit

1.	Organization structures and organizational operations

Organizational form	Company with an Audit & Supervisory Board

[Members of the Board of Directors]

Number of Members of the Board of Directors pursuant to the Articles of Incorporation	20 persons
Term of Members of the Board of Directors pursuant to the Articles of Incorporation	1 year
Chairperson of the Board of Directors	Chairman (excluding concurrently serving as President)
Number of Members of the Board of Directors	10 persons
Election of Outside Members of the Board of Directors	Elected
Number of Outside Members of the Board of Directors	4 persons
Established number of Independent Members of the Board of Directors within the Outside Members of the Board of Directors	4 persons

Relationship with the Company (1)

Name	Attribution	Relationship with the Company (*)
		a	b	c	d	e	f	g	h	i	j	k
Ikuro Sugawara	Comes from other company
Sir Philip Craven	Comes from other company								Δ
Masahiko Oshima	Comes from other company								Δ
Emi Osono	Academic

*	Selected the relevant “Relationship with the Company”
*	¡ indicates the relevant item that the person falls under as of “today or recently.” Δ indicates the relevant item that the person falls under as of “previously.”

*

• indicates the relevant item that the person’s close family member falls under as of “today or recently.” ▲ indicates the relevant item that the person’s close family member falls under as of “previously.”

a	A management executive officer of the listed company or its subsidiary

b	A management executive officer or non-management executive director of a parent company of the listed company

c	A management executive officer of a subsidiary of a parent company of the listed company

d	A person who has a significant business relationship with the listed company or who is a management executive officer of entity which has such significant business relationship

e	A person with whom the listed company has a significant business relationship or who is a management executive officer of entity with whom the listed company has a significant business relationship

f	A consultant, accounting expert or legal expert who receives significant remuneration or other assets from the listed company other than remuneration as a director or executive officer

g	A principal shareholder of the listed company (if a principal shareholder is a legal entity, a management executive officer of such legal entity)
h	A management executive officer of entity with whom the listed company has a business relationship (does not fall under d, e, and f) (only with respect to the person)

i	A management executive officer of a company whose outside director assumes the post on a reciprocal basis with the listed company (only with respect to the person)

j	A management executive officer of an entity to whom the listed company makes a donation

k	Other

Relationship with the Company (2)

Name	Independent Member of the Board of Directors	Supplementary Information	Reason for election as Outside Member of the Board of Directors (and the reason for designation as an Independent Member of the Board of Directors if so designated)
Ikuro Sugawara	¡	None	Mr. Ikuro Sugawara was elected as an Outside Member of the Board of Directors because TMC expects him to contribute to the increase of TMC’s corporate value as a Member of the Board of Directors by fulfilling his role of providing advice to respond to complicated international situations, and by utilizing his experience and knowledge in policy-making regarding governance, environmental and energy issues and organizational management that was cultivated when he served as a government administrator, his high level of expertise and broad network.
Mr. Sugawara is designated as an independent Member of the Board of Directors of TMC as he does not fall under any of the above items a through k as shown on the left and there is no risk of a conflict of interest with general shareholders of TMC.

Sir Philip Craven	¡	TMC’s current Outside Member of the Board of Directors, Sir Philip Craven, served as a person who was executing business of the International Paralympic Committee, with which TMC has a business relationship. As a reasonable period has passed since Sir Philip Craven retired as an executive of the International Paralympic Committee, he satisfies the Independence Assessment Criteria for Outside Members of the Board of Directors/Audit & Supervisory Board of TMC.

Sir Philip Craven was elected as an Outside Member of the Board of Directors because TMC expects him to contribute to the increase of TMC’s corporate value as a Member of the Board of Directors by fulfilling his role of providing advice that reflects viewpoints of various stakeholders and contributing to human resource development by utilizing his experience and knowledge obtained through management of international organizations.

Sir Philip Craven is designated as an independent Member of the Board of Directors of TMC as there is no risk of a conflict of interest with general shareholders of TMC as described on the left although he falls under item h above.

Masahiko Oshima	¡	TMC’s current Outside Member of the Board of Directors, Mr. Masahiko Oshima, served as an executive of Sumitomo Mitsui Banking Corporation. Although TMC borrowed funds from Sumitomo Mitsui Banking Corporation, where he served as a person who was executing business, the amount of borrowings in the last three business years is less than 2% of TMC’s consolidated total assets. Therefore, he satisfies the Independence Assessment Criteria for Outside Members of the Board of Directors/Audit & Supervisory Board of TMC.

Mr. Masahiko Oshima was elected as an Outside Member of the Board of Directors because TMC expects him to contribute to the increase of TMC’s corporate value by fulfilling his role of providing advice on sustainable growth and improvement of capital efficiency by utilizing his insights into financial markets as well as his experience of leading sustainability initiatives and IR activities, developed as a manager of a global financial group.

Mr. Masahiko Oshima is designated as an independent Member of the Board of Directors of TMC as there is no risk of a conflict of interest with general shareholders of TMC as described on the left although he falls under item h above.

Emi Osono	¡	None

Ms. Emi Osono was elected as an Outside Member of the Board of Directors because TMC expects her to contribute to the increase of TMC’s corporate value as a Member of the Board of Directors by fulfilling her role of providing advice on promoting innovation and developing corporate culture based on her knowledge of corporate management through years of studying corporate strategy as well as her deep understanding of TMC’s corporate culture and values.

Ms. Emi Osono is designated as an Independent Member of the Board of Directors of TMC as she does not fall under any of the above items a through k as shown on the left and there is no risk of a conflict of interest with general shareholders of TMC.

Establishment or non-establishment of an optional committee which corresponds to the Nominating Committee or Compensation Committee	Established

Status of establishment of an optional committee, members of the committee, and attributes of the chairperson of the committee

	Name of the Committee	Total Number of Members	Number of Full-time Members	Number of Inside Members of the Board of Directors	Number of Outside Members of the Board of Directors	Number of Outside Experts	Number of Others	Committee Chair (Chair-person)
Optional Committee Corresponding to the Nominating Committee	Executive Appointment Meeting	6	—	2	4	—	—	Inside Member of the Board of Directors
Optional Committee Corresponding to the Compensation Committee	Executive Compensation Meeting	6	—	2	4	—	—	Inside Member of the Board of Directors

Supplementary Information

Members of the Executive Appointment Meeting discuss recommendations to the Board of Directors concerning appointment/dismissal of Members of the Board of Directors and Audit & Supervisory Board Members. The Executive Compensation Meeting reviews the remuneration system for Members of the Board of Directors and senior management and determines the amount of remuneration for each Member of the Board of Directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance. In order to ensure independence, the majority of the members at both meetings are Outside Members of the Board of Directors. The members of both meetings are Member and Vice Chairman of the Board of Directors Shigeru Hayakawa (Chairman), Member of the Board of Directors Yoichi Miyazaki, and Outside Members of the Board of Directors Ikuro Sugawara, Sir Philip Craven, Masahiko Oshima and Emi Osono.

[Audit and Supervisory Board Members]

Establishment or non-establishment of an Audit & Supervisory Board	Established
Number of Audit & Supervisory Board Members pursuant to the Articles of Incorporation	7 persons
Number of Audit & Supervisory Board Members	6 persons

Cooperative relationships between Audit & Supervisory Board Members, Independent Accountants, and Internal Audit Division

Audit & Supervisory Board Members periodically receive reports from Independent Accountants on audit plans, methods and results of auditing at meetings of the Audit & Supervisory Board. They also hold meetings and exchange their opinions as they consider necessary concerning auditing in general.

As for internal auditing, a specialized independent department evaluates the effectiveness of internal controls over financial reporting. Audit & Supervisory Board Members receive reports from the department on audit plans, methods and results of auditing periodically or whenever necessary.

Election or non-election of Outside Audit & Supervisory Board Members	Elected
Number of Outside Audit & Supervisory Board Members	3 persons
Established number of Independent Audit & Supervisory Board Members within the Outside Audit & Supervisory Board Members	3 persons

Relationship with the Company (1)

Name	Attribution	Relationship with the Company (*)
		a	b	c	d	e	f	g	h	i	j	k	l	m
George Olcott	Academic
Catherine O’Connell	Attorney-at-law
Hiromi Osada	From another company										¡

*	Selected the relevant “Relationship with the Company”

*	¡ indicates the relevant item that the person falls under as of “today or recently.” Δ indicates the relevant item that the person falls under as of “previously.”

*

● indicates the relevant item that the person’s close family member falls under as of “today or recently.” ▲ indicates the relevant item that the person’s close family member falls under as of “previously.”

a	A management executive officer of the listed company or its subsidiary

b	A non-management executive director or accounting advisor of the listed company or its subsidiary

c	A management executive officer or non-management executive director of a parent company of the listed company

d	An Audit & Supervisory Board Member of a parent company of the listed company

e	A management executive officer of a subsidiary of a parent of the listed company

f	A person who has a significant business relationship with the listed company or who is a management executive officer of entity which has such significant business relationship

g	A person with whom the listed company has a significant business relationship or who is a management executive officer of entity with whom the listed company has a significant business relationship

h	A consultant, accounting expert or legal expert who receives significant remuneration or other assets from the listed company other than remuneration as a director or executive officer

i	A principal shareholder of the listed company (if a principal shareholder is a legal entity, a management executive officer of such legal entity)

j	A management executive officer of entity with whom the listed company has a business relationship (does not fall under f, g, and h) (only with respect to the person)

k	A management executive officer of a company whose outside director assumes the post on a reciprocal basis with the listed company (only with respect to the person)

l	A management executive officer of an entity to whom the listed company makes a donation

m	Other

Relationship with the Company (2)

Name	Independent Audit & Supervisory Board Member	Supplementary Information	Reason for election as Outside Audit & Supervisory Board Members (and the reason for designation as an Independent Audit & Supervisory Board Member if so designated)
George Olcott	¡	None

Mr. George Olcott was elected as an Outside Member of the Audit & Supervisory Board because TMC expects him to contribute to the increase of TMC’s corporate value by having his extensive experience in the international financial markets, including in the investment banking industry, and his knowledge in global management relating to human resource development and corporate governance reflected in TMC’s managerial decision making.

He is designated as an Independent Audit & Supervisory Board Member of TMC as he does not fall under any of the above items a through m as shown on the left and there is no risk of a conflict of interest with general shareholders of TMC.

Catherine O’Connell	¡	None

Ms. Catherine O’Connell was elected as an Outside Member of the Audit & Supervisory Board because TMC expects her to contribute to the increase of TMC’s corporate value by having her knowledge of legal and compliance matters based on her wealth of practical experience in corporate legal departments and at law firms in Japan and abroad as well as her insight into international perspectives, diversity and inclusion reflected in TMC’s managerial decision making.

She is designated as an Independent Audit & Supervisory Board Member of TMC as she does not fall under any of the above items a through m as shown on the left and there is no risk of a conflict of interest with general shareholders of TMC.

Hiromi Osada	¡	TMC has a business relationship with Chunichi Shimbun Co., Ltd., where Ms. Hiromi Osada served as a person who was executing business until recently. However, the amount of the transactions with Chunichi Shimbun in the last three business years account for less than 1% of consolidated net sales of Chunichi Shimbun or TMC. Therefore, she satisfies the Independence Assessment Criteria for Outside Members of the Board of Directors/Audit & Supervisory Board of TMC.	Ms. Hiromi Osada was elected as an Outside Member of the Audit & Supervisory Board candidate because TMC expects her to contribute to the increase of TMC’s corporate value by utilizing her knowledge and network cultivated through her experience as a journalist covering a wide range of fields to understand the voices of stakeholders, capture the essence of things on the ground and in person, and reflect her fact-based opinions in the auditing of TMC’s business execution. Ms. Hiromi Osada is designated as an Independent Member of the Audit & Supervisory Board of TMC as there is no risk of a conflict of interest with general shareholders of TMC as described on the left, although she has been under item j until recently.

[Independent Members of the Board of Directors / Audit & Supervisory Board Members]

Number of Independent Members of the Board of Directors/Audit & Supervisory Board Members	7 persons

Other matters relating to Independent Members of the Board of Directors / Audit & Supervisory Board Members

All Outside Members of the Board of Directors / Audit & Supervisory Board Members that qualify as Independent Members of the Board of Directors / Audit & Supervisory Board Members have been designated as Independent Members of the Board of Directors / Audit & Supervisory Board Members.

Based on the Toyota Philosophy, TMC is working to strengthen corporate governance with the aim of achieving sustainable growth, increasing corporate value over the medium- to long-term, and resolving social issues. To ensure our Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members participate in decision-making from an independent standpoint and reflect the opinions of more diverse stakeholders in management, TMC has clarified the unique roles of and expectations for TMC’s Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members and revised the Independence Assessment Criteria.

The details were discussed a number of times at the Executive Appointment Meeting in which a majority of the participants are Outside Members of the Board of Directors and have been approved by the Board of Directors with the consent of all Members of the Audit and Supervisory Board.

(1)	The Roles of and Expectations for Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members

(Common)

•

To believe in and uphold the Toyota Philosophy, have a high interest in our company’s business and people, and understand our company and its surrounding environment by having close dialogues with top management

•	To contribute to decision-making for our company’s sustainable growth and medium- to long-term enhancement in our corporate value as well as to solutions to social issues

(Outside members of the Board of Directors)

•

To contribute to greater added value of the Board of Directors’ decision-making while supervising business execution, utilizing their abundant experience and advanced expertise based on their recognition of diverse stakeholders’ opinions

•	To provide advice and support on key issues and business strategies, etc., in addition to matters presented to the Board of Directors

(Outside members of the Audit & Supervisory Board)

•	To conduct audits from a fair and neutral standpoint, utilizing their abundant experience and advanced expertise

(2)	Independence Assessment Criteria

Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members who satisfy the requirements stipulated by the Companies Act and do not fall into any of the following categories are deemed to be independent.

1.	History of belonging to affiliated companies

Persons who are currently functioning as executive directors, members of the Audit and Supervisory Board, operating officers, or employees of our company and its consolidated subsidiaries. Or those who functioned as executive directors, members of the Audit and Supervisory Board, operating officers, or employees of our company and its consolidated subsidiaries at any time during the last ten years.

2.	Major business partners

Persons who are executing business in companies, etc. (executive directors, executive officers, operating officers, employees, or any equivalents; the same shall apply hereunder) where the amount of the transaction with our company and its consolidated subsidiaries is more than 2% of the consolidated net sales of their company or our company and its consolidated subsidiaries in any of the last three business years.

3.	Major lenders

Persons who are executing business in companies from which our company and its consolidated subsidiaries borrowed funds amounting to more than 2% of the consolidated total assets of our company and its consolidated subsidiaries in any of the last three business years.

4.	Highly paid experts

Consultants, accountants, or jurists who earned more than US$120,000 a year directly from our company and its consolidated subsidiaries as remuneration (excluding that for the function of Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members) in any of the last three business years.

5.	Large contribution

Persons who (or persons belonging to organizations that) received contributions amounting to more than US$120,000 a year from our company and its consolidated subsidiaries in any of the last three business years.

6.	Major shareholders

Persons who are executing business in companies, etc., that are ranked tenth or higher in terms of the holding ratio of our company’s shares or for which our company is ranked tenth or higher in terms of the holding ratio of their shares.

7.	Affiliated audit firms

Persons who currently belong to or belonged to, at any time during the last ten years, the audit firms serving as accounting auditors of our company and its consolidated subsidiaries

8.	Close relatives

Spouses, or relatives within the second degree of kinship, either of members of the Board of Directors and the Audit and Supervisory Board, operating officers or key employees of our company and its consolidated subsidiaries, or of persons falling into the above 1 to 6 (excluding non-key persons).

9.	Mutual executive dispatch

Persons who are executing business in companies that are accepting one or more member(s) of the Board of Directors or the Audit and Supervisory Board from our company and its consolidated subsidiaries.

10.	Term of office

Persons whose term of office as an outside executive is longer than 12 years.

Persons who fall within any of the above-listed categories may be determined as independent, under the condition that our company discloses the reason for the determination when such persons satisfy the requirements for Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members stipulated in the Companies Act and are substantially independent, and thus, a conflict of interest with general shareholders is deemed not to emerge.

[Incentives]

Implementation of measures on incentive allotment to Members of the Board of Directors	Adoption of performance-based compensation plan

Supplementary Information

For the policy and procedures of the performance-based compensation plan, please refer to “TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information/1. Basic Policy/Disclosure based on each principle of Corporate Governance Code.”

For the method of determining performance-based remuneration, please refer to the end of this report.

Grantees of stock options

Supplementary Information

[Remuneration for Members of the Board of Directors]

Disclosure Status (of individual Member of the Board of Directors remuneration)	Only a portion of remuneration is individually disclosed.

Supplementary Information

Names and details of those who receive, in aggregate, consolidated remuneration of one hundred million Japanese yen or more will be disclosed on an individual basis in annual securities reports.

Annual securities reports are made available for public inspection on TMC’s Internet website.

Existence of guidelines for the amount and calculation method of remuneration	Yes

Information regarding guidelines for the amount and calculation method of remuneration

Based on the resolution of the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019 concerning remuneration for the Members of the Board of Directors of TMC, the maximum cash compensation was set at 3.0 billion yen per year (of which, the maximum amount payable to Outside Members of the Board of Directors is 0.3 billion yen per year), and the maximum share compensation was set at 4.0 billion yen per year. The number of Members of the Board of Directors as of the conclusion of the 115th Ordinary General Shareholders’ Meeting was nine (including three Outside Members of the Board of Directors).

In addition, the amount of Audit & Supervisory Board Members’ remuneration was set at 30 million yen or less per month, pursuant to the resolution of the 104th Ordinary General Shareholders’ Meeting, held on June 24, 2008. The number of Audit & Supervisory Board Members as of the conclusion of the 104th Ordinary General Shareholders’ Meeting was seven.

For basic policy on remuneration, please refer to “TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information/1. Basic Policy/Disclosure based on each principle of Corporate Governance Code.”

[Support System for Outside Members of the Board of Directors (Outside Audit & Supervisory Board Members)]

Full-time Audit & Supervisory Board Members, Members of the Board of Directors and others disclose adequate information to Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members, such as by giving prior explanations on agenda items to be proposed to the Board of Directors. In addition, the Audit & Supervisory Board Office has been established as a specialized independent organization to assist the Audit & Supervisory Board Members.

2. Matters pertaining to functions relating to the execution of duties, audit and supervision, appointment and decisions regarding remuneration, etc. (Outline of the current corporate governance system)

[System regarding Members of the Board of Directors]

With respect to the system regarding Members of the Board of Directors, TMC has comprehensively considered with the aim to satisfy its responsibilities in achieving sustainable growth and medium- to long-term enhancement of corporate value. TMC believes that it is critical to appoint individuals who are capable of contributing to decision-making aimed at sustainable growth into the future by practicing “product-centered and region-centered management” based on the Toyota Philosophy. Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to electrification, intelligence, and diversification and external partnerships based on trust and friendship and internal two-way interactive teamwork, while working towards solutions for social challenges such as the climate change issue. Members of TMC’s “Executive Appointment Meeting,” a majority of which are Outside Directors, discuss recommendations to the Board of Directors concerning appointment/dismissal of Members of the Board of Directors.

Furthermore, four Outside Members of the Board of Directors have been appointed in order to adequately reflect the opinions of those from outside the company in management’s decision-making process, and all of them are registered as independent officer with the relevant financial instruments exchanges in accordance with requirements for Outside Members of the Board of Directors set forth in the Companies Act and independence standards established by the relevant financial instruments exchanges. To ensure our Outside Members of the Board of Directors participate in decision-making from an independent standpoint and reflect the opinions of more diverse stakeholders in management, TMC has defined and disclosed the unique roles of and expectations for TMC’s Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members and the Independence Assessment Criteria. TMC’s Outside Members of the Board of Directors advise it in its management decision-making process based on their broad experiences and insight in their respective fields of expertise, independently from management structure.

The Board of Directors met 16 times in total in fiscal 2024. The Board of Directors actively deliberates a wide range of agenda items related to business strategies in addition to ordinary agenda items such as financial results and personnel.

[Execution of operations and supervision]

Together with the business units (in-house companies and Business Planning & Operation Units), operating officers, mainly consisting of the president, vice presidents and chief officers, to whom authority is delegated by the Board of Directors, will realize prompt decision-making through meetings among operating officers and move forward with initiatives toward sustainable growth and medium- to long-term improvement of corporate value. The “Sustainability Meetings,” in which Outside Members of the Board of Directors/Outside Audit & Supervisory Board Members also participate, contributes to the enhancement of corporate value through deliberating, making decisions, and promoting activities with respect to important sustainability-related issues.

In addition, TMC deliberates on and monitors management and corporate activities based on views of various stakeholders through bodies for deliberations, including the “Product and Design Decision Meeting,” which grants company approval for commercialization of products, the “Governance Risk Compliance Meeting,” which was newly established to enhance governance and management foundations in response to the certification issues found at TMC and its group companies and subsidiaries, and the “Labor-Management Council, the Joint Labor-Management Round Table Conference.”

To enhance the system for internal audits, a specialized organization made independent of direct control by the management (Internal Audit Department staffed with 36 members) has been established, which reports TMC’s internal audit policies and audit results for each fiscal year to the Board of Directors and the Audit & Supervisory Board, and makes regular reports on internal business audits to the Audit & Supervisory Board. The status of accounting audits is reported by Independent External Auditors to the Audit & Supervisory Board Members (including Outside Audit & Supervisory Board Members) through the Audit & Supervisory Board. The Internal Audit Department evaluates the effectiveness of the system to secure the appropriateness of documents regarding financial calculation and other information in accordance with Section 404 of the U.S. Sarbanes Oxley Act and Article 24-4-4 (1) of the Financial Instruments and Exchange Law of Japan.

In order to enhance the reliability of the financial reporting of TMC, the three auditing functions — audit by Audit & Supervisory Board Members, internal audit, and accounting audit by Independent External Auditors — aid in conducting an effective and efficient audit through meetings held periodically and as necessary to share information and come to understandings through discussion on audit plans and results.

[System regarding auditing]

The status of auditing is as follows.

Name of auditor: PricewaterhouseCoopers Japan LLC

Duration of auditing service: From 2006

Also note that the auditors after the merger with Toyota Motor Sales Company in July 1982 were as follows.

Ito Accounting & Consultancy Office: until fiscal year ended March 2000

ChuoAoyama PricewaterhouseCoopers: from fiscal year ended March 2001 until fiscal year ended March 2006

Note 1:	ITOH AUDIT CORPORATION was merged with ChuoAoyama PricewaterhouseCoopers to become ChuoAoyama PricewaterhouseCoopers as of January 1, 2001.
Note 2:	ChuoAoyama PricewaterhouseCoopers belonged to the same network as PricewaterhouseCoopers Aarata LLC
Note 3:	PricewaterhouseCoopers Aarata LLC merged with PricewaterhouseCoopers Kyoto and was renamed PricewaterhouseCoopers Japan LLC on December 1, 2023.

Certified public accountants who provided auditing service

Hitoshi Kiuchi

Takeshi Yamaguchi

Koji Sugimoto

Shuichi Hiraiwa

Composition of assistants relating to auditing

Certified public accountants: 57

Persons who passed the accountant exam etc.: 37

Others: 57

[System regarding Audit & Supervisory Board Members]

TMC has adopted an Audit & Supervisory Board system. Six Audit & Supervisory Board Members (including three Outside Audit & Supervisory Board Members) play a role in TMC’s corporate governance efforts by undertaking audits in accordance with the audit policies and plans determined by the Audit & Supervisory Board. TMC aims to achieve sustainable growth globally in the future by transforming itself into a mobility company. In order to conduct audits appropriately, the Audit & Supervisory Board is composed of fulltime Audit & Supervisory Board Members who are familiar with internal affairs and Outside Audit & Supervisory Board Members who have a high level of expertise and insight. Further, Audit & Supervisory Board Members maintain an independent system that allows each of them to exert audit authority independently. With respect to Audit & Supervisory Board Members, TMC believes it is necessary to elect individuals who have broad experiences and insight in their respective fields of expertise and, in addition to being able to audit the execution of business, can advise management from a fair and neutral perspective. TMC is considering having members of TMC’s “Executive Appointment Meeting,” a majority of which are Outside Directors, discuss recommendations with respect to the appointment and/or dismissal of Audit & Supervisory Board Members.

TMC has appointed three Outside Audit & Supervisory Board Members, and registered them as independent officers with the Tokyo Stock Exchange in accordance with requirements for Outside Audit & Supervisory Board Members set forth in the Companies Act and the “Roles of and Expectations for Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members” and the “Independence Assessment Criteria”, which we formulated in accordance with the independence standards established by the relevant financial instruments exchanges. In appointing Outside Audit & Supervisory Board Members, TMC uses its own definitions of the unique roles of and expectations for its Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members as well as the Independence Assessment Criteria to appoint individuals who can fulfill and satisfies those.

[Limited liability agreements]

TMC has entered into limited liability agreements with Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members pursuant to Article 427, Paragraph 1 of the Companies Act to limit the amount of their liabilities stipulated in Article 423, Paragraph 1 of the Companies Act to the amount stipulated in Article 425, Paragraph 1 of the Companies Act.

3.	Reason for the selection of the current corporate governance system

TMC believes it is important to put in place a system that enables customer opinions and on-site information to be swiftly communicated to management in order to realize timely and accurate management decision-making, and enables it to review whether such management decisions are accepted by its customers and society. TMC believes that its current system, involving the supervision and auditing of the execution of business by its Board of Directors (including Outside Members of the Board of Directors) and Audit & Supervisory Board Members (including Outside Audit & Supervisory Board Members), is the most appropriate system.

III. Implementation of measures for shareholders and other stakeholders

1.	Approach toward the vitalization of General Shareholders’ Meeting and the facilitation of exercise of voting rights

Supplementary Information
Early distribution of notice of convocation of General Shareholders’ Meeting	In connection with Ordinary General Shareholders’ Meetings, TMC distributes the notice of convocation of General Shareholders’ Meeting at an early date prior to the date of the meeting and posts the notice on its website prior to the distribution.

Scheduling of General Shareholders’ Meeting avoiding the date on which General Shareholders’ Meeting of companies are concentrated	TMC convenes a General Shareholders’ Meeting avoiding the date on which General Shareholders’ Meetings of companies are either most concentrated on or second most concentrated on.

Exercise of voting rights by electronic means	TMC enables shareholders to exercise voting rights on the Internet.

Measures aimed at participation in electronic voting platforms and other improvements in voting environments geared towards institutional investors	TMC participates in an electronic voting platform for institutional investors operated by ICJ Corporation.

Provision of summary English-language convocation notices	TMC creates English-language convocation notices and makes them available on both its company website as well as within electronic voting platforms for institutional investors at the same time as the Japanese-language convocation notices.

2.	IR activities

	Supplementary Information	Explanation by Representative Members of the Board
Convene periodic briefing for individual investors	In addition to convening briefings a few times a year (not regularly scheduled), on the exclusive site for individual investors, the operating summary and business activities are clearly disclosed.	No

Convene periodic briefing for analysts and institutional investors	Explaining financial results and business strategies of the relevant business year every quarter. Also convenes business briefings (unscheduled) concerning the medium- and long-term direction of the business.	Yes

Convene periodic briefing for foreign investors	Explaining financial results and business strategies of the relevant business year every quarter. In addition, business briefings (unscheduled) concerning the medium- and long-term direction of the business are convened.	Yes

Disclosure of IR documents on the website	In addition to legal disclosure documents such as annual securities reports, reference materials for earnings results briefings, etc. are timely disclosed as well. TMC works to enhance its information services by distributing videos of TMC’s press conferences, such as announcements of new model launches. Through the “Integrated Report,” TMC describes and conveys to stakeholders its long-term strategy for enhancing its corporate value and the ways that it is contributing to the sustainable development of society. Integrated Report https://global.toyota/en/ir/library/annual/	—

IR related divisions (personnel)	TMC maintains IR personnel in the Accounting Group and Public Affairs Division, and offices resident IR personnel in New York, U.S.A. and London, U.K.	—

Other	Implementing one-on-one meetings with investors, plant tours, etc.	—

3.	Activities concerning respect for stakeholders

Supplementary Information
Setting forth provisions in the internal regulations concerning respect for the stakeholders’ position

For sustainable development, TMC has engaged in management emphasizing all of its stakeholders, and worked to maintain and develop favorable relationships with its stakeholders through open and fair communication. This philosophy is outlined and disclosed in the Corporate Social Responsibility Policy (“Sustainability Fundamental Policy”) “Contribution towards Sustainable Development.”

https://global.toyota/en/sustainability/csr/policy/

Promotion of environmental preservation activities and CSR activities

TMC has aimed to contribute to the creation of a prosperous society through its business activities based on the Guiding Principles at Toyota while continuing to uphold the spirit of the Toyoda Principles, which we have inherited since its foundation. In 2020, TMC complied the Toyota Philosophy in the aim to be the “best company in town” that is both loved and trusted by local people to achieve the mission of “Producing Happiness for All.” TMC will strive to contribute to the sustainable development of the society and planet by promoting sustainability under the Toyota Philosophy.

With regards to climate change, in April 2021, TMC announced that it would aim to take on global-scale challenges to achieve carbon neutrality by 2050.

In addition, TMC discloses its specific efforts regarding sustainability in its “Sustainability Data Book.”

Sustainability Data Book

https://global.toyota/en/sustainability/report/sdb/

Information on sustainability

https://global.toyota/en/sustainability/

Establishment of policy concerning disclosure of information to stakeholders	TMC has engaged in timely and fair disclosure of its operating results, financial condition and non-financial information as stated in the Sustainability Fundamental Policy “Contribution towards Sustainable Development”. In order to ensure the accurate, fair, and timely disclosure of information, TMC has established the Disclosure Committee chaired by an officer of the Accounting Division. The Committee holds regular meetings for the purpose of preparation, reporting and assessment of its annual securities report and semi-annual report under the Financial Instruments and Exchange Law of Japan and Form 20-F under the U.S. Securities Exchange Act, and also holds extraordinary committee meetings from time to time whenever necessary.

Others

[Independent Action Plan to Promote Female Employee Participation in the Workplace]

Since TMC began full-scale hiring of women for office and technical positions in 1992 as part of its HR policy to respect diversity, it has been continuing this effort from the viewpoint of “hiring of more female employees,” “childcare support,” and “career development support.” Since 2023, under the leadership of President Sato, TMC has newly positioned the promotion of female employee participation as one of the important issues for the entire company. The Sustainability Meeting shares and discusses the current status, challenges, and progress of initiatives within the company once every two months to support these initiatives.

In May 2024, TMC held the “Global Women’s Conference.” Approximately 160 people, including Koji Sato (President), Gill A. Pratt (Chief Scientist), Yumi Otsuka (Chief Sustainability Officer), executive officers, department managers, female employees, and members of overseas entities participated this conference. We are discussing and taking action towards initiatives that change how everyone at Toyota works and achieves results, aiming to realize “active participation by all” and create a workplace where women can work with even more enthusiasm.

<<Main Activities>>

[Hiring]

▪ Higher new employee hiring rates for female graduates
Stronger hiring efforts are being made to achieve employment and manager position ratios for women in office and technical positions that are equivalent to the ratio in the relevant labor market over the medium- and-long term (office: 40%, technical: 10%)

Hiring results in April 2024 for office positions were 36%, for technical positions were 11%, and for skilled positions were 20%

[Childcare support]

▪ Respecting the diverse values of individuals, TMC provides a rich variety of work options in line with a gradational view of work-childcare balance so that each employee can pursue a diverse life and career path as envisioned by each employee

▪ Enhancing our system to support employees balancing work and family commitments

● Leave system, reduced working hours,

● Special leave system for childcare, family care and medical treatment, where the range of employees entitled to them go beyond the statutory requirements

For instance, reduced working hours system for employees with children of up to the age of 18, absence and leave system for infertility treatment, and exemption from shift work and reduced working hours at production sites

● Utilizing a system to allow working from home

● Subsidizing childcare costs (e.g., babysitter costs) to employees who have returned to work after a shorter childcare leave than the standard period

● Establishing onsite childcare facilities (e.g., accepting children during the company’s operating schedule, shuttle bus, sick child care)

▪ Creating an environment and raising awareness so that eligible employees feel comfortable utilizing the system

● Provide various seminars, inform employees of the system on the company intranet, and set up a consultation hotline

● With the target of ensuring that 100% of eligible employees take partner childcare leave (if they choose to do so), disseminating this information and circulating questionnaires throughout the company (actual ratio increased to 62% in fiscal 2024 from 38% in fiscal 2023)

● Securing backup staff at all workplaces, including those involving shift-work, in the event of an employee working reduced hours or taking leave so that the company can achieve both the effectiveness of the childcare initiatives and smooth business operation

[Career development]

● Establish and carry out tailored career plans for women based on each of their life events

● Providing internal and external career development opportunities for 100 female managerial candidates and employees in management roles each year since 2020 addressing the topics of “solving individual problems” and “networking inside and outside the company”

   e.g., mentoring by internal and external mentors,
roundtable with internal female executives,
networking events with female employees of other companies, participation in external programs

[Others]

▪ Continuing participation in the “Toyota Group Female Engineer Fund / Foundation”

● The Toyota Female Engineer Development Foundation was established in 2014 to foster and support female engineers working in the field of manufacturing

● In fiscal 2024, female engineers at the Company visited 14 middle and high schools to speak about the appeals of their jobs, with approximately 2,500 students participating

● For female science and engineering students, TMC provided scholarship of 600,000 yen per year and opportunities where they can exchange with female engineers and students of other universities. In fiscal 2024, 64 students participated as new scholarship students. The scholarship students to date totaled 927

<<Target to promote female employee participation in the workplace >>

Under the Act on Promotion of Women’s Participation and Advancement in the Workplace, TMC has set the following targets.

● The number of females in managerial positions in 2014, when the target was set, to be increased fourfold by 2025, and fivefold by 2030

● To increase users of the teleworking system to more than 50% of all employees (except for production workers and managers) by 2025, irrespective of whether teleworking for childcare or nursing purposes

[Appointment of female managers]

As of the filing date of this report, there are three females among the Members of the Board of Directors and Audit & Supervisory Board Members: Emi Osono is one of the 10 Members of the Board of Directors, and Catherine O’Connell and Hiromi Osada are two of the six Audit & Supervisory Board Members.

In addition, Yumi Otsuka serves as a senior fellow.

[Recruitment and Retention of Diverse Human Resources]

▪ Expansion of mid-career recruitment

● TMC has expanded its efforts and will continue to do so to achieve a 50% ratio of mid-career hires over the medium term

(39% expected in the fiscal year ended March 31, 2022, 41% in the fiscal year ended March 31, 2023, 49% in the fiscal year ended March 31, 2024)

● TMC is actively recruiting to acquire diverse characters, talents and passions

● TMC values empathy in our hiring process

(referral hiring, direct recruiting, alumni hiring)

▪ Support for retention of mid-career hires

● TMC is promoting initiatives to improve access to information that mid-career hires need immediately after joining the company.

(Providing briefings for new hires (including archives), and establishing an intranet)

● TMC is working to ensure mid-career hires become familiar with TMC’s way of working

(Providing training for mid-career hires (TPS, problem solving and history training)

● TMC has established a personnel network to reflect the real voices of mid-career hires in its measures.

(Holding roundtable discussions for mid-career hires and providing 360-degree feedback)

● TMC has formulated onboarding guidelines and established an intranet for workplaces accepting mid-career hires

IV. Matters Concerning the Internal Control System

1.	Basic Policy on Internal Control System and the Status of Development

Basic understanding of system to ensure appropriateness of business operations

Based on the “Toyota Philosophy,” “Guiding Principles at Toyota,” “Toyota Code of Conduct,” “Toyota Way 2020,” and “Toyota Group Vision,” TMC ensures that each of the employees who work at TMC and its subsidiaries correctly understands and put into practice these philosophy and vision. TMC also develops such human resources.

TMC will work to create an open workplace culture where we align with the genba (frontlines) and we can approach and talk to each other.

Based on the concept of the Toyota Production System (TPS), Toyota will build a system to “detect abnormalities and halt the pipeline so that we can make improvements” and continue to put this into practice to ensure the appropriateness of the business operations.

System to ensure the appropriateness of business operations and outline of implementation status of such systems

TMC has endeavored to establish a system for ensuring the appropriateness of business operations as a corporate group and the proper implementation of that system in accordance with the “Basic Policies on Establishing Internal Controls.” Each business year, TMC inspects the establishment and implementation of internal controls to confirm that the organizational units responsible for implementing internal controls are functioning autonomously and are enhancing internal controls as necessary, and findings from the inspection are reviewed at Sustainability Meetings and the Board of Directors’ meetings.

(1)	System to ensure that Members of the Board of Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1) TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

2) TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance and risk management at the Sustainability Meetings or the Board of Directors’ meetings, etc.

3) TMC will ensure that Members of the Board of Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as explanation to members of the Board of Directors when they assume office.

[Implementation status]

1) In executing business operations, matters to be discussed are properly presented to the Board of Directors and cross-sectional decision-making bodies in accordance with regulations that identify the matters to be discussed with decision-making bodies. Matters are then comprehensively examined before decisions are made. The following matters require a resolution of the Board of Directors: (1) matters stipulated in the Companies Act and other laws and ordinances, (2) matters stipulated in the Articles of Incorporation, (3) matters delegated for resolution at the General Shareholders’ Meeting, and (4) other material business matters. The following matters are required to be reported to the Board of Directors: (1) status of execution of business operations and other matters stipulated in the Companies Act and other laws and ordinances and (2) other matters deemed necessary by the Board of Directors.

2) With the aim of establishing a governance structure that can deliver sustainable growth over the medium- to long-term in accordance with the “Toyota Philosophy,” “Guiding Principles at Toyota,” “Toyota Code of Conduct,” etc., TMC deliberates on important topics pertaining to sustainability, corporate ethics, compliance and risk management as well as responses thereto at Sustainability Meetings or the Board of Directors’ meetings, etc.

3) TMC has stipulated the fundamental provisions to be observed by Members of the Board of Directors and other executives in the “Guiding Principles at Toyota,” the “Toyota Code of Conduct,” the “Code of Ethics,” etc., and all executives have been familiarized with these provisions. The relevant laws and regulations and the Articles of Incorporation that executives are to observe are listed in manuals to make all executives familiarized with those laws, regulations and rules and we conduct compliance education for newly appointed executives.

(2)	System to retain and manage information relating to the execution of the duties of Members of the Board of Directors

[System]

Information relating to exercising duties by Members of the Board of Directors shall be appropriately retained and managed by each division in charge pursuant to laws and regulations and the relevant internal rules.

[Implementation status]

In accordance with the relevant internal rules as well as laws and regulations, all organizational units are required to properly retain and manage materials used by decision-making bodies, minutes of meetings, and other information needed for the execution of duties by Members of the Board of Directors. TMC has established global systems and mechanisms for addressing full range of information security issues, including the management of confidential information, and regularly conducts inspections of progress being made in this regard by TMC and its subsidiaries.

(3)	Rules and systems related to the management of risk of loss

[System]

1) TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2) TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee. TMC will also disclose non-financial information in a timely and appropriate manner.

3) In addition to establishing basic rules for risk management, TMC will appoint a person responsible for risk management, identify material risks related to our business activities, and implement countermeasures against such risks in cooperation with each region or subsidiary.

4) As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

[Implementation status]

1) Budget is allocated to each supervisory unit assigned to administer each expense item, general expenses, research and development expenses, capital expenditures, etc. and is managed in accordance with the earnings plan. Significant matters are properly submitted for discussion in accordance with standards in the rules stipulating the matters to be discussed at the Board of Directors and other decision-making bodies.

2) To ensure accurate financial reporting, commentaries are prepared on financial information collected to prepare consolidated financial reports, and these are distributed to subsidiaries as necessary. To ensure the timely and proper disclosure of information, information is collected through the Disclosure Committee, where decisions on the need for disclosure are made.

Processes of TMC and its key subsidiaries are being documented as required by law, and the effectiveness of internal control systems with respect to financial reporting is evaluated. The effectiveness of the disclosure process is also evaluated.

3) Toyota has appointed a Chief Risk Officer (“CRO”) charged with global risk management. The CRO is working to prevent and mitigate the impact of risks that could arise in Toyota’s global business activities. Beneath the CRO are regional CROs appointed to handle risk management in specific regions. At head office departments (such as Accounting and Purchasing), risk management by function is assigned to chief officers and risk managers of individual divisions, while at in-house companies, risk management by product is assigned to the company presidents and risk managers of individual divisions. This structure enables coordination and cooperation between the regional head offices and sections.

In the area of quality, the Global-CQO (Chief Quality Officer) is in charge of each Regional-CQO, and is promoting the improvement of products and services sincerely reflecting customer feedback, as well as the manufacturing that is in compliance with laws and regulations, across the entire company globally. TMC is also monitoring market developments and establishes and enhances management structure that responds to quality risks.

4) To prepare against disaster, Group/Region and all divisions have formulated business continuity plans (BCPs) for resuming production and restoring systems, among others, and they are continuing to improve these BCPs by conducting regular training (initial responses and restoration efforts) each year. TMC has also adopted a three-pronged approach to business continuity management (BCM) entailing concerted efforts by employees and their families, Toyota Group companies and their suppliers, and TMC.

(4)	System to ensure that Members of the Board of Directors exercise their duties efficiently

[System]

1) Members of the Board of Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each in-house company, region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. Members of the Board of Directors will supervise the execution of duties by the responsible officers.

2) TMC, from time to time, will listen attentively to the opinions of various experts and stakeholders and reflect those opinions in TMC’s management and corporate activities.

[Implementation status]

1) TMC has established product-based in-house companies, and adopted a field-oriented Group-wide organization in which each region, function and process is regarded as a “Group/Region” within which the “in-house companies” and individual divisions of the Group/Region play key roles in executing operations. The Board of Directors makes decisions efficiently by appropriately receiving updates on the company’s situation that are in line with the field from the president and chief officers who are also Operating Officers. The in-house company presidents and responsible officers responsible for business execution are independently formulating and implementing policies for each organizational unit, and chief officers and higher management are supervising these efforts.

2) TMC has created opportunities to hear opinions from various stakeholders such as external experts in each region to obtain advice and information from an outside perspective, and utilizes them in the consideration of approaches to management and corporate activities.

(5)	System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1) TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

2) TMC has appointed a person in charge of compliance and will continuously review the compliance framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks, among others, and report the result to the Sustainability Meeting, Board of Directors and other meetings.

3) TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its hotline called “Toyota Speak Up Line” that TMC established, as well as through other channels.

[Implementation status]

1) TMC has worked to “visualize” operations and improve the transparency of responsibility authority by clarifying the responsibilities of each organizational unit and making it available to all employees on the internal site. TMC is also providing training in education programs for new recruits as well as in personnel-grade-specific education programs to foster a corporate culture of “watching things closely,” identifying problems, and “continuing to improve.”

2) TMC has appointed a Chief Compliance Officer as a compliance supervisor. TMC has been providing education to a wide range of employees including newly hired employees to ensure that all employees acquire basic knowledge about compliance so as to improve compliance awareness throughout the Company.

A specialized department inspects the compliance status of each organizational unit and reports the outcome of these inspections to the Sustainability Meeting, Board of Director or other meetings.

3) TMC has established a hotline called “Toyota Speak Up Line” and other internal reporting channels to enable employees to consult with outside attorneys or the relevant internal persons in charge about problems and questions concerning compliance. TMC conducts investigations of the facts and takes necessary measures once informed of an issue. The details of these consultations and outcomes of the measures subsequently taken are reported to the relevant executives at TMC.

(6)	System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

[System]

TMC shares its Vision and Philosophy with its subsidiaries to develop and maintain a sound environment of internal controls for the business group.

In addition, TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the legality and appropriateness of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

i. System concerning a report to the corporation on matters relating to the execution of the duties of Members of the Board of Directors, etc. of subsidiaries

TMC will require prior consent of TMC or a report to TMC on important managerial matters of subsidiaries based on the internal rules agreed between TMC and its subsidiaries. The important managerial matters of subsidiaries will be discussed at TMC’s Board of Directors’ meeting and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

ii. Rules and systems related to the management of risk of loss at subsidiaries

TMC will require its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to promptly report to TMC on significant risks. TMC will discuss significant matters and measures at the Sustainability Meetings or the Board of Directors’ meeting, etc. in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

iii. System to ensure that Members of the Board of Directors, etc. of subsidiaries exercise their duties efficiently

TMC will require Members of the Board of Directors of its subsidiaries to promptly determine the management policies based on precise on-the-ground information, determine responsibilities, implement appropriate delegation of authority based on the responsibilities, and efficiently conduct business.

iv. System to ensure that Members of the Board of Directors, etc. and employees of subsidiaries conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

TMC will require its subsidiaries to establish a system concerning compliance. TMC will periodically confirm its status and report the result to TMC’s Sustainability Meeting, Board of Directors and other meetings.

TMC will promptly obtain information regarding legal compliance and corporate ethics of its subsidiaries and respond to problems and questions related to compliance of its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company and cover its subsidiaries in Japan and other channels.

[Implementation status]

TMC has extended its Vision and Philosophy to its subsidiaries and direct them to ensure that they are suitably incorporated into their own Vision and Philosophy, code of conduct and other principles.

TMC clarified roles and tasks relating to subsidiary management and each department is managing the subsidiaries in a comprehensive manner appropriate to their positioning. Furthermore, each fiscal year TMC conducts inspections of subsidiary management by each department, the results of which are confirmed at the Board of Directors’ meetings, etc.

i. TMC is providing direction to ensure that on important managerial matters at its subsidiaries, prior consent is sought from TMC or reports are submitted to TMC in accordance with internal rules agreed upon between TMC and its subsidiaries. Of such important managerial matters, those that have implications for Group operations are discussed at TMC’s Board of Directors’ meetings in accordance with TMC’s standards stipulating matters to be discussed at the Board of Directors.

ii. TMC is requiring its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to promptly report to TMC on significant risks through regular communication with the subsidiaries. Significant matters and measures related thereto are discussed at the Sustainability Meetings or the Board of Directors’ meetings, etc. in accordance with the standards relating to submission of matters.

iii. TMC confirms that the organizational structure is reviewed at its subsidiaries to ensure efficient execution of operations, that responsibilities are being determined appropriately, and that authority is being appropriately delegated, and requires improvements to be made as necessary. TMC inspects each subsidiary’s compliance systems to ensure they are adequate and reports the outcomes of these activities to TMC’s Sustainability Meeting, Board of Directors or other meetings.

iv. TMC has extended to its subsidiaries the financial compliance rules that should be instituted at the subsidiaries. TMC also provides subsidiaries with direction on carrying out regular voluntary inspections to ensure that these rules are permeated into the day-to-day operations of its subsidiaries.

In addition, to ensure that the duties performed by directors, etc. of subsidiaries are in compliance with laws and regulations, TMC is working to raise awareness among those directors, etc. of the laws and regulations that they need to comply with, key points for ensuring such compliance, and so on.

TMC is made aware of problems and questions related to compliance at its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan. Factual investigations are conducted by subsidiaries and relevant divisions of TMC, and necessary measures, including corrective measures and reporting to relevant executives, are taken.

(7)	System to ensure that the Audit & Supervisory Board Members’ audit is effective

[System]

1. TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. The said employees must follow the directions and orders from the Audit & Supervisory Board Members, and any changes in its personnel will require prior consent of the Audit & Supervisory Board or a full-time Audit & Supervisory Board Member selected by the Audit & Supervisory Board.

Regarding the expenses necessary for the Audit & Supervisory Board Members to execute their duties, TMC will take appropriate budgetary steps and also pay for expenses that become necessary as a result of circumstances that were not expected at the time of the taking of budgetary steps.

2. Members of the Board of Directors and employees will report on the execution of their duties to Audit & Supervisory Board Members upon their request periodically and as needed. They will also immediately report to Audit & Supervisory Board Members any fact discovered that may cause significant damage to TMC or its subsidiaries. Members of the Board of Directors, etc. of subsidiaries will report any necessary matter to Audit & Supervisory Board Members as needed. Material matters that have been reported to the internal reporting hotline established by TMC or its subsidiaries or a similar channel will also be reported to Audit & Supervisory Board Members. TMC maintains internal rules stipulating that a person who has made a report to Audit & Supervisory Board Members will not be subject to disadvantageous treatment for having made such a report.

3. TMC will ensure that Audit & Supervisory Board Members attend meetings of its major decision-making bodies, inspect important Company documents, and have opportunities to exchange information with the Accounting Auditor and the Internal Audit Department periodically and as needed, as well as directly appoint any necessary external experts.

[Implementation status]

1. TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. Prior consent of Audit & Supervisory Board Member selected by the Audit & Supervisory Board is obtained for organizational changes to and personnel of the Audit & Supervisory Board Office. TMC has taken budgetary steps at the beginning of the fiscal year as part of ordinary corporate procedures for expenses deemed necessary by the Audit & Supervisory Board Members for them to execute their duties. TMC also pays for expenses that become necessary as a result of circumstances that were not expected when the budgetary steps were taken.

2. Members of the Board of Directors, employees and subsidiaries of TMC report to the Audit & Supervisory Board Members on the status of business execution as appropriate from time to time and at meetings of the Audit & Supervisory Board as necessary. In addition, when they discover a fact that may cause significant damage to the Company or its subsidiaries, they immediately report such fact to the Audit & Supervisory Board Members. They also report to the Audit & Supervisory Board Members on the status of consultations received at the Speak-up Hotline, the external consultation hotline for Japanese subsidiaries established by TMC, and the internal reporting hotlines established by the subsidiaries. TMC promotes awareness among employees by stipulating in the internal reporting rules that a person who has made a report to the Audit & Supervisory Board Members will not be subject to disadvantageous treatment for having made such a report.

3. In addition to establishing a system whereby Audit & Supervisory Board Members can attend meetings of executive bodies that deliberate and decide on important projects, TMC ensures that important Company documents requested by Audit & Supervisory Board Members are made available to them. TMC also arranges for opportunities for the Audit & Supervisory Board Members, the Accounting Auditor and the Internal Auditing Department to exchange information at Audit & Supervisory Board meetings and other meetings convened as necessary.

2.	Basic Policy and Preparation towards the Elimination of Antisocial Forces

(1)	Basic Policy for Elimination of Antisocial Forces

TMC has established the “Basic Policy Against Antisocial Forces” and have a basic policy to not have any relationship with antisocial forces. TMC will take resolute action as an organization against any undue claims and actions by antisocial forces or groups, and has drawn the attention of such policy to its employees.

(2)	Preparation towards Elimination of Antisocial Forces

1) Establishment of Divisions Overseeing Measures Against Antisocial Forces and Posts in Charge of Preventing Undue Claims

TMC established divisions that oversee measures against antisocial forces (“Divisions Overseeing Measures Against Antisocial Forces”) in its major offices as well as assigned persons in charge of preventing undue claims. TMC also established a system whereby undue claims, organized violence and criminal activities conducted by antisocial forces are immediately reported to and consulted with Divisions Overseeing Measures Against Antisocial Forces.

2) Liaising with Specialist Organizations

TMC has been strengthening its liaison with specialist organizations by joining liaison committees organized by specialists such as the police. It has also been receiving guidance on measures to be taken against antisocial forces from such committees.

3) Collecting and Managing Information concerning Antisocial Forces

By liaising with experts and the police, Divisions Overseeing Measures Against Antisocial Forces share up-to-date information on antisocial forces and utilize such information to call TMC’s employees’ attention to antisocial forces.

4) Preparation of Manuals

TMC compiles cases concerning measures against antisocial forces and distributes them to each department within TMC.

5) Training Activities

TMC promotes training activities to prevent damages caused by antisocial forces by sharing information on antisocial forces within the company as well as holding lectures at TMC and its group companies.

V. Others

1.	Matters regarding defense against a takeover bid

Matters regarding defense against a takeover bid   None

Supplementary Information

No measures to defend against a takeover bid are scheduled to be adopted.

2.	Matters regarding other corporate governance systems, etc.

Company Structure and Procedures Regarding Timely Disclosure

The following describes TMC’s company structure and procedures regarding the timely disclosure of Company information.

(Guiding Principles)

TMC practices its guiding principle of disclosing operating results, financial condition and non-financial information in a timely and appropriate manner. Such guiding principles are set forth in the Sustainability Fundamental Policy “Contribution towards Sustainable Development.”

(Disclosure Committee and its Purpose)

TMC has established a Disclosure Committee that is chaired by the chief officer of the Accounting Group in an effort to ensure that the information disclosed is accurate, fair and timely.

The Disclosure Committee meets periodically to draft, report and assess annual and quarterly reports prepared pursuant to the Japanese Financial Instruments and Exchange Act, and annual reports prepared pursuant to the U.S. Securities Exchange Act of 1934, as amended. The Disclosure Committee also holds meetings on an ad hoc basis as necessary.

(Procedures of the Disclosure Committee)

The Disclosure Committee performs the following procedures:

(1)	Collection of information

Collect information of TMC and its subsidiaries that may be subject to disclosure based on the materiality standards set forth by the Disclosure Committee through periodic and timely communications with the heads of the relevant divisions responsible for information disclosure.

(2)	Assessment of material information to be disclosed

Assess disclosure of collected information based on applicable laws, regulations and guidelines, such as stock exchange rules, the Japanese Financial Instruments and Exchange Act, and the U.S. Securities Exchange Act.

(3)	Disclosure based on assessment

Based on the assessment made above, disclose information in a timely manner. When necessary, a report to the Board of Directors, the company representative and certification procedures on the disclosure documents will precede the disclosure. The Audit & Supervisory Board Members (or the Audit & Supervisory Board) may receive reports from the Disclosure Committee as necessary and may provide opportunities for reporting and Q & A sessions with company representatives.

(4)	Ensuring of appropriate information collection and disclosure procedures

Make further efforts to enhance the company structure pertaining to timely and fair disclosure: the internal auditing division assesses the overall information disclosure process, and independent external auditors and outside legal counsel provide support in establishing disclosure controls and procedures, and offer guidance on the sufficiency and appropriateness of the disclosure information.

(5)	Provision of company regulation

Details of the procedures and the organizational structure mentioned above are stipulated in the Company’s internal disclosure guidelines.

“Toyota Philosophy”

MISSION	Producing Happiness for All Using our technology, we work towards a future of convenience and happiness, available to all
VISION

Creating Mobility for All

Toyota strives to raise the quality and availability of mobility so that individuals, businesses, municipalities and communities can do more, while achieving a sustainable relationship with our planet

VALUE	The Toyota Way We unite our three strengths (Software, Hardware and Partnerships) to create new and unique value that comes from the Toyota Way

Business-strategy Reasons for Holding, and Shareholding Status of, Strategically-held Shares and the Breakdown by Issue

a.	Business-strategy Reasons for Holding Strategically-held Shares

Company	Balance sheet value (Millions of yen)	Investment Ratio (%) (Note 1)	Business-strategic Reasons for Shareholding
KDDI CORPORATION	1,134,370	10.99

In the midst of the trend toward liberalization of the telecommunications sector in the 1980s, to achieve synergy effects on the enhancement of its automobile business, TMC entered the information and communications business and invested in Teleway Japan Corporation (“TWJ”) in 1984 and NIPPON IDOU TSUSHIN CORPORATION (“IDO”) in 1987. After that, TWJ merged with Kokusai Denshin Denwa Co., Ltd. (“KDD”) in 1998, and DDI CORPORATION (DDI), KDD and IDO merged to create KDDI Corporation (“KDDI”) in October 2000, making TMC one of the shareholders of KDDI.

Since 2002, prompted by the increase in internet-connected vehicles, TMC and KDDI have cooperated on G-BOOK and other services for the telematics business of Toyota. In addition, the two companies have been working together since 2016 to build a global communications platform between vehicle communications devices and cloud services. In this and other ways, the companies have been accelerating initiatives to provide safety and comfort through the integration of vehicles and telecommunications.

In addition to these initiatives, to accelerate efforts to develop services that enrich people’s lives and solve social issues through the use of big data and other means, TMC acquired additional shares of KDDI in 2021.

In 2023, as a result of considering an optimal capital relationship with KDDI and in light of the relationship of trust built through the longstanding business and capital alliance with KDDI, TMC sold a portion of its shareholding in KDDI.

MS&AD Insurance Group Holdings, Inc.	427,885	9.81

TMC invested in The Chiyoda Fire & Marine Insurance Co., Ltd. (“Chiyoda”) to cooperate in activities such as development of insurance products. Through subsequent mergers involving Chiyoda, The Dai-Tokyo Fire & Marine Insurance Co., Ltd., The Sumitomo Marine & Fire Insurance Co., Ltd. and others, current MS&AD Insurance Group Holdings, Inc. (“MS&AD Insurance”) was formed.

TMC holds shares of MS&AD Insurance to maintain and develop the business relationship with MS&AD Insurance in the mobility services sector focused on financial services for achieving a “safe and secure traffic environment for society,” including the joint development of insurance services using automotive connected technologies.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION	363,085	2.23	NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) and TMC aim to build a long-term and continuous cooperative relationship with respect to commercializing activities related to smart cities, which can solve various issues by improving the efficiency and sophistication of functions and services in cities and regions and creating new value. As the two companies concluded that it is necessary to jointly build the “Smart City Platform” as a core foundation for realizing smart cities and introduce it in various cities in Japan and worldwide, TMC acquired shares of NTT in 2020.

Mitsubishi UFJ Financial Group, Inc.	232,403	1.21	TMC partners with financial organizations under the umbrella of Mitsubishi UFJ Financial Group, Inc., the holding company, in various areas of financial services that promote the development of TMC’s automobile business as well as sales finance services. The steady provision of financial service in the medium- to long-term is essential to the sustained growth and development of TMC, and TMC holds shares of Mitsubishi UFJ Financial Group, Inc. to maintain and develop the business relationship.

Renesas Electronics Corporation	200,330	4.01

TMC believes that the integrated development of software, semiconductors, and vehicles is important for the realization of competitive automotive systems in the fields of vehicle electrification and intelligence.

Renesas Electronics Corporation (“Renesas”) has sufficient strength in the area of design and production of semiconductors, and the provision of competitive semiconductors over the medium to long term is essential for the sustainable and further development of TMC’s business. TMC holds shares in Renesas for the purpose of strengthening the cooperative relationship and stable procurement of semiconductors.

Note 1:	The investment ratio is the percentage represented by the number of shares of each company held by TMC to the total number of issued shares of such company as of March 31, 2024.

b.	Number of companies whose shares are held and the balance sheet value of such shares

	Number of companies	Total balance sheet value (Millions of yen)
Unlisted shares	84	124,022
Shares other than unlisted shares	40	3,508,688
(Companies in which TMC increased its shareholding in the fiscal year ended March 2024)
	Number of companies	Total purchase price associated with increase in number of shares (Millions of yen)	Reason for increase in number of shares
Unlisted shares	—	—	TMC has determined that the shareholding will contribute to the improvement in corporate value from a medium- to long-term perspective.
Shares other than unlisted shares	1	2,763
(Companies in which TMC decreased its shareholding in the fiscal year ended March 2024)
	Number of companies	Total sale price associated with decrease in number of shares (Millions of yen)
Unlisted shares	8	2,617
Shares other than unlisted shares	15	325,919

c.	Information on an issuer-by-issuer basis relating to the number and balance sheet value, etc. of specified investment shares and deemed shareholdings

Specified investment shares

Company	Fiscal year ended March 2024	Fiscal year ended March 2023	Shareholding purpose, outline of matters including business alliances, quantitative shareholding effect (Note 1) and reason for increase in number of shares	Holder of TMC’s shares
	Number of shares (Shares)	Number of shares (Shares)
	Balance sheet value (Millions of yen)	Balance sheet value (Millions of yen)
KDDI CORPORATION	253,094,600	316,794,400	To maintain and develop automotive (information) business relations	Yes
	1,134,370	1,296,639

MS&AD Insurance Group Holdings, Inc.	52,610,933	52,610,933	To maintain and develop automotive (financial) business relations	Yes
	427,885	216,020

NIPPON TELEGRAPH AND TELEPHONE CORPORATION	2,019,385,000	80,775,400	To maintain and develop automotive (information) business relations [Reason for increase in the number of shares] Stock split	Yes
	363,085	320,032

Mitsubishi UFJ Financial Group, Inc.	149,263,153	149,263,153	To maintain and develop financial business relations	Yes
	232,403	126,560

Renesas Electronics Corporation	75,015,900	75,015,900	To maintain and develop automotive (procurement) business relations	No
	200,330	143,543

Suzuki Motor Corporation	24,000,000	24,000,000	To maintain and develop business alliances (including product complementation, joint development, and collaboration in the field of production)	Yes
	166,896	115,296

Hotai Motor Co., Ltd.	45,294,234	44,406,112	To maintain and develop automotive (business alliance) business relations [Reason for increase in the number of shares] Acquired shares through stock dividend	Yes
	138,049	124,868

Grab Holdings Limited	222,906,079	222,906,079	To maintain and develop automotive (Mobility as a Service (“MaaS”)) business relations	No
	105,976	89,592

PT Astra International Tbk	1,920,000,000	1,920,000,000	To maintain and develop automotive (business alliance) business relations	Yes
	94,925	102,528

Isuzu Motors Limited	39,000,000	39,000,000	To maintain and develop business alliances directed towards the promotion of Connected, Autonomous, Shared, and Electric (CASE) technologies in commercial businesses	Yes
	80,145	61,581

Uber Technologies, Inc.	5,125,868	5,125,868	To maintain and develop automotive (MaaS) business relations	No
	59,753	21,697

Joby Aviation, Inc.	72,871,831	72,871,831	To maintain and develop automotive (MaaS) business relations	No
	59,140	42,231

Mazda Motor Corporation	31,928,500	31,928,500	To maintain and develop business alliances (establishment and operation of a joint venture (production of finished cars) in the United States, joint development, technological collaboration and product complementation)	Yes
	56,050	39,112

Yamaha Motor Co., Ltd.	37,500,000	12,500,000	To maintain and develop automotive (procurement) business relations [Reason for increase in the number of shares] Stock split	Yes
	53,381	43,250

Sumitomo Metal Mining Co., Ltd.	11,058,000	11,058,000	To maintain and develop automotive (procurement) business relations	Yes
	50,723	55,832

Sumitomo Mitsui Financial Group, Inc.	5,375,312	5,375,312	To maintain and develop financial business relations	Yes
	47,889	28,478

Hamamatsu Photonics K.K.	8,400,000	8,400,000	To maintain and develop automotive (procurement) business relations	No
	44,965	59,724

Tokio Marine Holdings, Inc.	9,414,165	9,414,165	To maintain and develop automotive (financial) business relations	Yes
	44,275	23,978

Panasonic Holdings Corporation	20,700,000	20,700,000	To maintain and develop automotive (procurement) business relations and cooperative relations through a joint venture (automotive rectangular batteries and urban development)	Yes
	29,922	24,467

Aurora Innovation, Inc.	47,348,178	47,348,178	To maintain and develop automotive (MaaS) business relations	No
	20,217	8,788

Yamato Holdings Co., Ltd.	5,748,133	5,748,133	To maintain and develop automotive (sales) business relations	No
	12,404	13,043

Central Japan Railway Company	3,000,000	1,300,000	To maintain and develop business relations with local economies [Reason for increase in the number of shares] Partial sale; stock split	Yes
	11,178	20,553

Inchcape plc	6,666,327	6,666,327	To maintain and develop automotive (sales) business relations	No
	9,229	8,548

Mitsui High-tec, Inc.	935,500	935,500	To maintain and develop automotive (procurement) business relations	Yes
	8,160	7,821

Daido Steel Co., Ltd.	4,345,000	869,000	To maintain and develop automotive (procurement) business relations [Reason for increase in the number of shares] Stock split	Yes
	7,893	4,519

KYB Corporation	1,469,417	1,965,417	To maintain and develop automotive (procurement) business relations	Yes
	7,597	7,901

GS Yuasa Corporation	2,236,080	2,236,080	To maintain and develop automotive (procurement) business relations	Yes
	7,035	5,326

Toyo Tire Corporation	2,387,475	4,774,875	To maintain and develop automotive (procurement) business relations	Yes
	6,752	7,377

Sumitomo Electric Industries, Ltd.	2,420,000	2,420,000	To maintain and develop automotive (procurement) business relations	Yes
	5,681	4,107

Shin-Etsu Chemical Co., Ltd.	744,000	148,800	To maintain and develop automotive (procurement) business relations [Reason for increase in the number of shares] Stock split	Yes
	4,898	3,181

Seino Holdings Co., Ltd.	2,210,716	2,210,716	To maintain and develop automotive (sales) business relations	Yes
	4,676	3,228

PKSHA Technology Inc.	766,600	766,600	To maintain and develop automotive (technology) business relations	No
	4,186	1,384

ZENRIN CO., LTD	4,272,000	4,272,000	To maintain and develop automotive (information) business relations	Yes
	3,627	3,563

Akebono Brake Industry Co., Ltd.	15,495,175	15,495,175	To maintain and develop automotive (procurement) business relations	Yes
	2,262	2,247

Fukuyama Transporting Co., Ltd.	309,100	618,295	To maintain and develop automotive (sales) business relations	Yes
	1,120	2,220

DAIICHI KOUTSU SANGYO Co., Ltd.	1,078,000	1,078,000	To maintain and develop automotive (MaaS) business relations	No
	911	866

CHUO MALLEABLE IRON CO., LTD.	792,000	792,000	To maintain and develop automotive (procurement) business relations	Yes
	392	323

MISONOZA Inc.	80,000	80,000	To maintain and develop business relations with local economies	No
	149	142

Nakanihon KOGYO Co., Ltd.	12,000	15,000	To maintain and develop business relations with local economies	No
	128	148

Getaround,Inc.	702,127	702,127	To maintain and develop automotive (MaaS) business relations	No
	33	27

Harmonic Drive Systems Inc. (Note 2)	—	4,379,400	—	No
	—	19,247

NOK CORPORATION (Note 2)	—	6,809,500	—	Yes
	—	9,962

NSK Ltd. (Note 2)	—	10,000,000	—	No
	—	7,560

ANA HOLDINGS INC. (Note 2)	—	1,933,800	—	No
	—	5,562

East Japan Railway Company	—	491,000	—	No
	—	3,601

NICHIAS Corporation (Note 2)	—	1,237,851	—	Yes
	—	3,294

Japan Airlines Co., Ltd. (Note 2)	—	921,000	—	No
	—	2,378

Toho Gas Co., Ltd (Note 2)	—	526,200	—	Yes
		1,296

Pacific Industrial Co., Ltd. (Note 2)	—	1,097,397	—	Yes
	—	1,266

Notes:

1.

Although it is difficult to quantify the effect of holding each type of share, TMC assessed the appropriateness of its shareholdings as of December 31, 2023 by reviewing whether individual shareholdings are meaningful and examining specific factors, such as whether the benefits and risks from such shareholdings are commensurate with the cost of capital, and then taking necessary measures.

2.	“—” indicates that TMC did not hold shares of that company.
3.

For the fiscal year ended March 2024, the balance sheet values of shares in Sumitomo Electric Industries, Ltd. and those listed thereunder, which are specified investment shares, represent less than one percent of TMC’s capital. However, since the total number of companies listed as specified investment shares and deemed shareholding is less than 60, all specified investment shares held by TMC are listed above.

Deemed shareholdings

Company (Note 1)	Fiscal year ended March 2024	Fiscal year ended March 2023	Shareholding purpose, outline of matters including business alliances, quantitative shareholding effect (Note 2) and reason for increase in number of shares	Holder of TMC’s shares
	Number of shares (Shares)	Number of shares (Shares)
	Balance sheet value (Millions of yen)	Balance sheet value (Millions of yen)
MITSUI & CO., LTD.	6,000,640	6,000,640	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	42,641	24,699

Bridgestone Corporation	3,988,674	3,988,674	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	26,549	21,407

Panasonic Holdings Corporation	11,901,230	11,901,230	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	17,203	14,067

Sumitomo Mitsui Financial Group, Inc.	1,486,400	1,486,400	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	13,242	7,875

Sumitomo Corporation	3,352,175	3,352,175	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	12,242	7,847

Mitsubishi UFJ Financial Group, Inc	4,608,540	4,608,540	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	7,175	3,908

AGC Inc.	1,000,000	1,000,000	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	5,528	4,925

Sumitomo Rubber Industries, Ltd.	2,757,500	2,757,500	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	5,179	3,298

NHK SPRING CO.,LTD.	2,650,957	2,650,957	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	3,968	2,510

The Hyakugo Bank, Ltd.	3,986,595	3,986,595	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	2,587	1,479

Tokai Tokyo Financial Holdings, Inc.	3,461,000	3,461,000	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	2,108	1,267

The Bank of Nagoya, Ltd.	310,900	584,400	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	2,071	1,844

OKAYA & CO., LTD.	98,000	98,000	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	1,657	1,016

Juroku Financial Group, Inc.	261,636	392,436	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	1,253	1,108

The Ogaki Kyoritsu Bank, Ltd.	547,250	547,250	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	1,195	977

Kobe Steel, Ltd.	206,000	206,000	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	424	217

Taiho Kogyo Co., Ltd.	12,279	12,279	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	12	8

Misonoza Inc.	5,000	5,000	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	No
	9	9

Sumitomo Mitsui Trust Holdings, Inc. (Note 3)	—	2,019,872	—	Yes
	—	9,172

NSK Ltd. (Note 3)	—	10,709,600	—	No
	—	8,096

Sumitomo Realty & Development Co., Ltd. (Note 3)	—	1,731,500	—	Yes
	—	5,163

The Yokohama Rubber Co., Ltd. (Note 3)	—	1,467,506	—	Yes
	—	4,105

Notes:

1.	The numbers of specified investment shares and deemed shareholdings are not summed when selecting top companies in terms of balance sheet value.
2.

Although it is difficult to describe the quantitatively the effect of each shareholding, TMC reviews the rationality of its deemed shareholdings from a medium- to long-term perspective, without setting a specific reference date, and takes necessary measures.

3.	“—” indicates that TMC did not hold shares of that company.

(3)	Investment shares held for pure investment purposes

None

(4)	Investment securities whose purpose of ownership was changed from pure investment to other than pure investment during the fiscal year ended March 2024

None

Changes in strategically-held shares

		March 31, 2020	March 31, 2021	March 31, 2022	March 31, 2023	March 31, 2024
Number of companies	Listed	65	54	53	49	40
	Unlisted	109	103	95	92	84
	Deemed shareholdings	54	41	31	24	17
	Total	228	198	179	165	141
Balance (100 million yen)	Listed	17,810	24,728	30,324	30,949	35,087
	Unlisted	2,949	2,998	902	1,151	1,240
	Deemed shareholdings	2,064	2,344	1,955	1,270	1,450
	Total	22,823	30,071	33,180	33,370	37,777
Ratio of the balance of strategically-held shares to consolidated net assets (total assets)		10.7%	12.4%	12.2%	11.4%	10.7%

Changes in listed shares that are strategically held by TMC
<Changes in Balance and Number of Companies>	<Changes in Balance >	(billions of yen)

Method of Determining Performance-based Remuneration

1.	Method of Determining Performance-based Remuneration (Bonus and Share Compensation)

1)	Directors with Japanese citizenship (excluding Outside Members of the Board of Directors)

TMC sets the total amount of compensation that each member of the Board of Directors receives annually (“Annual Total Remuneration”) at an appropriate level based on position and duties by referencing a benchmark of Japanese and also global companies selected based on the size of each person’s role and other factors.

TMC makes sure that short term incentive (“STI”) and long term incentive (“LTI”) account for around 20% and 50% of the Annual Total Remuneration, respectively, and performance-based remuneration, which is STI and LTI combined, account for around 70%. STI is provided in the form of cash compensation based on “consolidated operating income” and “fluctuation of TMC’s market capitalization*.” LTI is provided in the form of share compensation based on “multiple financial indicators,” “non-financial indicator,” and “individual performance evaluation.”

*	Calculated by multiplying the closing price of TMC’s common stock for on the Tokyo Stock Exchange by the number of shares issued after deducting the number of shares of treasury stock

< Composition of Compensation >

Type of Remuneration	% of Total Remuneration	Remuneration Method	Concept

Base compensation	Around 30%	Cash compensation	The percentage of total remuneration represented by LTI is designed to increase as an individual’s roles and
STI	Around 20%	Cash compensation
LTI	Around 50%	Share compensation

< Concept of Performance Evaluating Indicators >

STI	Financial indicators	(1) Consolidated operating income (single year)	Indicator for evaluating TMC’s efforts based on short-term business performance
		(2) Fluctuation of TMC’s market capitalization	Corporate value indicator for shareholders and investors to evaluate TMC’s efforts
LTI	Financial indicators	(3) Consolidated operating income (multiple years)	Indicator for evaluating TMC’s medium- to long-term efforts based on business performance
		(4) Total shareholder return	Corporate value indicator for shareholders and investors to evaluate TMC’s medium- to long-term efforts
(5) Return on equity
	Non-financial indicator	(6) Progress of efforts to resolve sustainability issues	Indicator for evaluating TMC’s medium- to long-term efforts based on the degree of corporate value enhancement
	Individual performance evaluation		Qualitative evaluation of performance of each member of the Board of Directors

< Method and Reference Value for Each Performance Evaluating Indicator and Evaluation Result >

STI	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result
(1) Consolidated operating income (single year)	70%	Evaluate the degree of attainment of consolidated operating income in FY2024, using the average consolidated operating income of TMC over the last 10 fiscal years as a reference value (set in 2023)	2.5 trillion yen	191%
(2) Fluctuation of TMC’s market capitalization	30%

Comparatively evaluate the fluctuation of TMC’s market capitalization for FY2024 (average from January through March), using the market capitalization of TMC and TOPIX for FY2023 (average from January through March) as reference values

			TMC: 25.5 trillion yen TOPIX: 1,990.68

LTI	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result
(3) Consolidated operating income (multiple years)	35%	Evaluate the degree of attainment of consolidated operating income for the last three fiscal years, including FY2024, using the average consolidated operating income of TMC over the last 10 fiscal years as a reference value (set in 2023)	2.5 trillion yen	139%
(4) Total shareholder return	17.5%

Comparatively evaluate TMC’s total shareholder return, using the rate of change calculated by dividing the sum of the stock price of TMC on the last day of FY2024 and the cumulative amount of dividend per share during the period from the fiscal year that is four years before FY2024 through FY2024 by the stock price on the last day of the fiscal year that is five years before FY2024 and the rate of change in TOPIX Net Total Return calculated in the same manner as reference values

			TOPIX: 196.2%

(5) Return on equity	17.5%	Comparatively evaluate TMC’s return on equity for FY2024 using the levels recommended by the Ito Review*1 as reference values	8%

(6) Progress of efforts to resolve sustainability issues	30%	Evaluate the degree of contribution of business activities during FY2024 in accordance with the six key issues (materiality)*2	Six key issues (materiality)

*	1 A report on corporate governance reforms released by the Ministry of Economy, Trade and Industry in 2014

*

2 Six key issues identified Toyota are: (1) Expanding the Value of Mobility; (2) Safety & Reliability; (3) Coexistence of Humanity & the Earth (including carbon neutrality); (4) Supporting the Community and Employment; (5) Active Participation for All; and (6) Strong Production and Business Operation

< Concept of Individual Performance Evaluation >

For the determination of Annual Total Remuneration, the LTI base amount is subject to adjustment based on individual performance evaluation. The evaluation takes into account various factors, such as initiatives (including the ESG perspective) based on the Toyota Philosophy and initiatives toward medium- to long-term corporate value enhancement, as well as trust from his or her peers and contribution to the promotion of human resources development. The range of adjustments based on individual performance evaluations is set commensurate with position and job responsibilities within the range of 50% above or below of the 40% of the LTI base amount. The amount of LTI for each member of the Board of Directors is calculated based on evaluation results.

2)	Directors with foreign citizenship (excluding Outside Members of the Board of Directors)

Fixed remuneration and performance-based remuneration are set based on the remuneration levels and structures that allow TMC to secure and retain talented personnel. Annual Total Remuneration levels as well as the percentages of fixed remuneration and performance-based remuneration in total remuneration are set taking into account each member’s job responsibilities and the remuneration standards of the entity for which such member previously worked (application determined individually). Performance-based remuneration consists of STI and LTI as is the case with directors with Japanese citizenship (excluding Outside Members of the Board of Directors). The amounts of STI and LTI change in the same manner by reflecting STI and LTI performance evaluating indicators set for directors with Japanese citizenship (excluding Outside Members of the Board of Directors) and individual performance evaluation results. In addition, there are cases where we provide income tax compensation for certain members of the Board of Directors in light of the difference in income tax rates with those of his or her home country.

2.	Clawback rule

TMC has introduced a clawback rule in November 2023. Under this rule, if TMC is required, in connection with financial reporting requirements under applicable laws and regulations, to restate its past financial statements, TMC will, subject to certain conditions, can mandatorily recover the resulting overpaid portion of performance-based remuneration from incumbent or retired members of the Board of Directors who received such remuneration. The clawback rule does not apply to members of the Board of Directors who retired from office before its introduction.

The compensation that is subject to clawback is the whole or part of performance-based remuneration, including share compensation, that has been paid based on financial statements before restatement, and the clawback applies to the three fiscal years ended immediately before the day on which the restatement of financial statements is required. The management and operation of this rule, including the identification of remuneration, periods, and individuals who are subject to clawback, are conducted by the Executive Compensation Meeting.

Constructing a “10-year Work Overview”

Group Vision and Work Foundation

In January 2024, we announced the direction the Toyota Group should take and a vision to which all Toyota Group members can return.

“Inventing our path forward, together.”

Sakichi Toyoda, the founder of the Toyota Group, invented the Toyoda wooden hand loom with the desire to make life a little easier for his struggling mother. Kiichiro Toyoda invented the domestically produced passenger car with the idea that the automobile industry must be developed by the knowledge and skills of Japanese people. Thinking of others, learning, honing skills, making things, and bringing smiles to people’s faces—that passion and attitude toward invention are truly the starting point of the Toyota Group.

In a time when there is no right answer, we will build a corporate culture in which we can say “thank you” to each other and aim to be a Toyota Group that is needed in the future, where diverse human resources can play an active role.

Recently, the Toyota Group and its subsidiaries, including Hino Motors in March 2022 and Daihatsu Motor in April 2023, have been found to be involved in a series of irregularities. We are also facing various issues caused by the lack of reserve capacity. Confronting these issues head-on and striving to strengthen our work foundation is paramount in achieving long-term business stability.

To ensure that work is done correctly, we believe that—like quality control in manufacturing—the two concepts of “incidence prevention” and “spillover prevention” are important. Incidence prevention is an initiative to create a corporate culture in which everyone works correctly based on values and rules, with doing it the Toyota way serving as our foundation. This is an initiative to change people’s attitudes over time, and we believe it is important for top management to repeatedly demonstrate the vision and values, and to continue communicating them to the genba (frontlines) through their own actions.

For spillover prevention, we will review our certification organization to enhance checks and balances on the development function and create a system and structure, such as TPS self-study activities (that is, activities to voluntarily learn and practice TPS) of the certification process, to stop action immediately in the event of any unforeseen events. We will pursue effective governance in the Toyota way through comprehensive measures in terms of corporate culture, mechanisms, and systems.

Our Awareness of and Involvement in the Certification Irregularities

As we move forward with our efforts, the following actions will be taken in response to the certification irregularities involving Daihatsu, Hino, and Toyota Industries Corporation (“Toyota Industries”). The root cause common to the irregularities at these three companies was a disconnect between management and the genba (frontlines). Excessive pressure placed on workplaces led to a lack of leeway and stifled communication, resulting in a weakened awareness of legal compliance and irregularities becoming routine. Management failed to grasp the reality of workplaces and did not change the environments that gave rise to irregularities.

The management teams were responsible for what happened. The management teams at the time at all three companies clarified their responsibilities by investigating the irregularities, establishing measures to prevent recurrence, charting the next courses of action, returning bonuses, and accepting reduced compensation. Under the new management team, we will support the three companies in thoroughly preventing recurrence and fulfilling their responsibilities for the future.

Regarding Daihatsu, more than 50 Toyota members have joined the workplaces concerned, working with them to review regulations in various countries and technical drawings, as well as to conduct retests. Since the Independent Third-Party Committee’s investigation report in December 2023, management members of Daihatsu and Toyota have been meeting almost daily to discuss recurrence-prevention measures and review business schemes.

As one action to prevent recurrence, we plan to change the arrangement for compact cars to one of outsourcing from Toyota, into a system in which Toyota will be responsible for everything from development to certification, including resource management. Toyota and Daihatsu will work together to ensure that correct work takes root in workplaces, including certification work that is in line with laws and regulations.

Regarding Hino, since the irregularities were revealed, we have been discussing issues to prevent recurrence and rebuild the company, focusing on how business should be conducted. Currently, as announced in the basic agreement in May 2023, we are proceeding with the rebuilding through a business integration with Mitsubishi Fuso Truck and Bus Corporation, in collaboration with Daimler Truck Holding AG. As Hino’s parent company, we will continue to provide support.

As for Toyota Industries, although our capital relationship with it differs from those with our subsidiaries Daihatsu and Hino, as it is a member of the Toyota Group, we will provide it with the necessary support to prevent recurrence. As part of that, we will transfer the development and certification of automobile engines to Toyota. We are also creating an open relationship among top management and increasing the amount of daily communication.

Corporate Culture, Mechanisms, and Systems

The governance measures of Toyota and the Toyota Group, with the participation of outside directors and Audit & Supervisory Board Members, are summarized below.

(Corporate culture: Group vision)

The foundation for creating a corporate culture is the Toyota Group’s vision and attitudes. Through such platforms as the Akio Toyoda’s Juku (roundtable with employees), we engage in numerous dialogues with our genba (frontlines) members to ensure that our vision and values are instilled in them. Recently, Chairman Toyoda attended a gathering of Daihatsu dealership representatives and spoke about the values to uphold and his thoughts on Daihatsu’s revitalization.

To change the corporate culture, top management plan to repeatedly engage in such dialogue.

As part of our efforts to build appropriate corporate cultures, we are also increasing the amount of communication among management members through occasions such as president meetings and executive vice president meetings of members of Toyota and the Toyota Group. It is believed that the foundation of group governance is to build relationships in which members of top management can communicate openly with each other daily.

(Mechanism: Reserve capacity)

Toyota is currently prioritizing the creation of “reserve capacity”. For example, in production, we lowered the maximum daily production volume from the originally planned 14,500 units to 14,000 units. In development, we optimized the number of projects by reviewing priorities and creating more capacity onsite.

This will allow us to devote much time to improving workplace communication, ensuring safety and quality in our work, improving individual skills based on job descriptions, developing a skilled workforce, and implementing other enhancements.

We are promoting these initiatives company-wide with the idea of establishing today how we will work in 10 years.

(Mechanism/System: Strengthening internal control and risk management of subsidiaries)

Also, by encouraging the top management of each company, we are strengthening our subsidiaries’ internal control systems.

For example, Daihatsu’s new Governance, Risk and Compliance Management Division and GRC* Committee were established as Daihatsu and Toyota jointly considered measures to prevent recurrence, and we will work together with them to ensure effective operations. Additionally, to expand the legal certification system, which was a particular issue this time, workplace members of Daihatsu, Hino, and Toyota Industries are gathering through TPS self-study activities to clarify their business processes.

* Governance Risk Management and Compliance.

(System: Speak Up)

When it comes to internal reporting, we have unified the operation of our Speak Up system for raising the alarm for Toyota (internal) and externally (subsidiaries, Toyota Group, etc.), so that we will be able to respond to them more promptly than ever.

(System: Auditing expansion)

Toyota will also expand its auditing of subsidiaries.

Based on risk assessments, we plan to expand the number of subject companies and conduct audits from multiple perspectives, including corporate culture, workplace environment, and legal compliance.

In addition to audits, we have rolled out such tools as governance inspection check sheets and compliance surveys to all subsidiaries to encourage self-inspection with the involvement of top management.

Through these comprehensive measures, we will strive to improve consolidated governance.

As we keep the Toyota way as our foundation, we want to tenaciously strive—based on a desire to link our actions today to our competitiveness 10 years from now—to create environments that ensure that all employees do correct work.

Toyota is a company that is close to its local customers and practices product-centered management. Without wavering from this starting point, we will work hard together to create good cars that bring our customers smile. And with the slogan “Let’s change the future of cars,” we will accelerate our challenge of creating a mobility society together with many partners.